As filed with the Securities and Exchange Commission on June 3, 2004.
Registration No. 333-115065

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYNETICS SOLUTIONS INC.
(Exact name of registrant as specified in its charter)

Oregon	3559	93-1294868
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18870 NE Riverside Parkway

Portland, Oregon 97230
(503) 465-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James W. Cruckshank

Chief Financial Officer
Synetics Solutions Inc.
18870 NE Riverside Parkway
Portland, Oregon 97230
(503) 465-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd A. Bauman Brendan N. O’Scannlain Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204 (503) 224-3380	Roy W. Tucker Michael C. Hall Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, Oregon 97209-4128 (503) 727-2000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class Of Securities to Be Registered	Offering Price(1)	Registration Fee(2)

Common Stock	$80,000,000	$10,136

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 based on the estimate of the maximum aggregate offering price.

(2)	The fee has been previously paid.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date or until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2004

                            Shares

Common Stock

          This is our initial public offering of common stock.

          We are offering            shares of our common stock and Yaskawa Electric Corporation, or YEC, and its subsidiary are offering            shares. YEC is the beneficial owner of 94.1% of our outstanding shares and will beneficially own      % of our outstanding shares after the completion of the offering. We will not receive any proceeds from the sale of shares by the selling shareholders.

          Prior to this offering there has been no public market for our common stock. We expect that the initial public offering price to be between $          and $           per share.

          We have applied to list our common stock on The Nasdaq National Market under the symbol “SYSN.”

          Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 6 to read about risks you should consider carefully before buying our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Synetics Solutions Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

          The underwriters may also purchase up to an additional            shares from us and up to additional shares from a certain selling shareholder at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments. Any shares purchased by the underwriters to cover over-allotments will be provided ratably by us and such selling shareholder.

          The underwriters expect to deliver the shares on or about                     , 2004.

Adams, Harkness & Hill, Inc.

Nomura Securities International, Inc.

Wells Fargo Securities, LLC

Prospectus dated                     , 2004

(Inside front cover)

Typical 300mm EFEM System

Equipment Front End Modules, or EFEMs, are designed to receive wafers contained in a wafer pod from the factory transport system, introduce them into the semiconductor process equipment, and return the wafers to the pod after processing is completed.

[Graphic of Equipment Front-End Module]

Robot

Moves wafer between transport pod, aligner, and process equipment.

Aligner

Rotates wafer about its center to position identifying marks or features at specific angular positions.

Linear Track

Rapidly moves robot over large distances.

Chemical Vapor Filter

Removes airborne molecular contaminants from the airstream.

Fan Filter Unit

Internal blower draws in external air and pushes it through a high-efficiency particle filter and into the EFEM mini-environment.

Mini-environment

A sealed enclosure that is slightly over-pressurized by the uniform inflow of filtered air from the fan filter unit.

Distribution sub-system

Distributes gases, fluids, air, vacuum, power, or other services to the process equipment.

[Four photographs of other products]

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make any additional representations. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      Unless the context indicates otherwise, the words “we,” “our,” “ours,” and “us” refer to Synetics Solutions Inc. Our fiscal year ends on the last day of February of each year. References in this prospectus to fiscal 2002 and fiscal 2003 are to the fiscal years ended February 28, 2002 and February 28, 2003. References in this prospectus to fiscal 2004 and fiscal 2005 are to the fiscal years ended February 29, 2004 and February 28, 2005, respectively.

      “Synetics Solutions Inc.” is our registered trademark. In addition, this prospectus contains trademarks, service marks, and trade names of companies and organizations other than “Synetics Solutions Inc.”

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and elsewhere in this prospectus before you decide to buy our common stock.

Synetics Solutions Inc.

Overview

      We design, manufacture, and integrate highly customized automation and airflow management solutions for semiconductor equipment manufacturers, or OEMs. Our unique solutions leverage our design and integration expertise and core technology building blocks to produce complete, custom systems to meet customer-specific requirements. Our building blocks, which we also provide on a stand-alone basis, consist primarily of automated wafer handling components, including robots, controllers, software and aligners, and airflow management products, including mini-environments, fan filter units, chemical vapor filtration, and temperature and humidity control systems. Many of the integrated solutions we design and manufacture, such as equipment front-end modules, are critical systems used in the production of semiconductor devices.

      OEMs have historically designed, manufactured, and integrated the majority of the components used in their equipment. Due to the increasing complexity and expense of developing next-generation equipment, we believe OEMs are more frequently outsourcing the design, manufacture, and integration of critical sub-systems to select suppliers having specific expertise. Outsourced sub-systems include wafer handling, mini-environments and airflow management, gas and chemical delivery, and power management.

      We believe the growth in outsourcing is primarily driven by:

•	the need for more stringent processes to control wafer contamination and minimize critical defects,

•	the need of OEMs to leverage the resources, infrastructure, and expertise of their suppliers, and

•	competitive pressures on OEMs to focus on their core expertise and increase differentiation.

      We focus exclusively on satisfying the needs of OEMs, enabling them to offer competitively differentiated wafer processing solutions to semiconductor device manufacturers. We believe our automated wafer handling, airflow management, and systems integration expertise have made us a key value-added partner for many OEMs. Our largest three customers by net sales for fiscal 2004 were Applied Materials, Inc., Axcelis Technologies, Inc., and Novellus Systems, Inc. These customers accounted for approximately 83% of our net sales for fiscal 2004. In addition to maintaining strong relationships and working to grow sales with these customers, we seek to expand our sales with customers that may have represented a small portion of our net sales in fiscal 2004, and to obtain new customers.

      We have a strategic relationship with our corporate parent, Yaskawa Electric Corporation, or YEC, to supply us with automation components used in sub-systems we sell to our customers. Since our inception, substantially all of the automation components we use in our solutions have been manufactured and supplied to us by YEC. We also collaborate with YEC on research and development initiatives relating to automation systems, enabling us to offer OEMs reliable automation products along with our integration and airflow management expertise.

Solutions and Growth Strategy

      Our objective is to be the leading supplier of advanced automation and airflow management solutions critical to semiconductor manufacturing. We enable our OEM customers to increase their operational flexibility and to reduce their design and manufacturing infrastructure.

      Key elements of our solutions and growth strategy include:

      Maintaining Close Working Relationships with OEMs. We have established long-term relationships with our OEM customers by collaborating with them to align our research and development efforts and meet their cost and performance objectives. By working closely with our OEM customers to create customized solutions to meet their specific needs, we enable them to offer competitively differentiated wafer processing solutions.

      Focusing on Our Core Competencies. By maintaining focus on our specific core competencies, we allow our OEM customers to focus their resources on their own areas of expertise. We believe our focus provides customers with a variety of significant benefits, including:

•	customization not typically found in our industry or offered by our competitors,

•	expertise in airflow management and contamination control, providing solutions that minimize particle contamination and optimize environmental control, and

•	expertise in automated wafer handling in collaboration with YEC, yielding automation solutions that deliver reliable products for customer-specific requirements.

      Maintaining Focus on 300mm Manufacturing. We have a particular expertise in airflow management and automation systems developed for 300mm manufacturing applications and have been designing 300mm components and systems since the late 1990s. We believe our long-standing focus on, and commitment to, the 300mm market differentiates us from competitors that continue to develop 200mm systems or have only recently begun serving the 300mm market.

      Delivering Extended Infrastructure Solutions and Services. We provide our OEM customers with a complete infrastructure solution from design through manufacturing. We function as a seamless extension of our customers’ operations, enabling our OEM customers to more readily adapt to industry demand fluctuations.

      Supporting Our OEM Customers Worldwide. We support our OEM customers directly and in conjunction with YEC through a network of strategically located offices. Our support capabilities enable us to resolve issues and quickly return equipment to operation at installed locations worldwide.

      Pursuing Strategic Relationships and Acquisitions. We may selectively expand our product line and integration capabilities through acquisitions, licensing or strategic partnerships.

Corporate Information

      We were incorporated in Oregon in May 2000 to acquire the Isolation Technology Division of Huntair, Inc., a privately held manufacturer of specialty airflow management products. Prior to this offering, YEC beneficially owned 94% of our outstanding capital stock. Our principal executive office is located at 18870 NE Riverside Parkway, Portland, Oregon 97230, and our telephone number at that address is (503) 465-6000. We maintain a website at http://www.syneticsinc.com. Information contained in our website is not part of this prospectus.

The Offering

Common stock offered

By us	shares

By selling shareholders	shares YEC will beneficially own % of our common stock after this offering.

Common stock to be outstanding after this offering	shares

Use of proceeds	We anticipate using the net proceeds to us from this offering for working capital and general corporate purposes, and will use approximately $23.5 million of the proceeds to repay amounts outstanding on our notes payable under our revolving lines of credit. We will not receive any proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds” on page 18 for more detailed information.

Proposed Nasdaq National Market Symbol	SYSN

      The number of shares of common stock to be outstanding after this offering is based on 6,450,690 shares of our common stock outstanding as of June 1, 2004 and excludes:

•	240,000 shares of common stock issuable upon the exercise of options outstanding under our 2001 stock incentive plan at an aggregate weighted average exercise price of $10.00 per share;

•	760,000 shares of common stock reserved for future issuance under our 2001 stock incentive plan; and

•	shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

      Upon completion of this offering, our executive officers, non-employee directors, and certain employees will be granted options to purchase an aggregate of            shares of our common stock. The exercise price per share of these stock options will be equal to the initial public offering price of our common stock. See “Management — Initial Grants Upon Completion of this Offering” on page 54 for more detailed information. Information in this prospectus concerning the number of shares of common stock outstanding after this offering excludes these stock options.

Assumptions that Apply to this Prospectus

      Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their over-allotment option to purchase up to                     additional shares of common stock. Any exercise of the over-allotment option will require us to sell the underwriters up to           additional shares and will require a selling shareholder, who has agreed to sell its shares to cover part of the over-allotment, to sell to the underwriters up to                     additional shares. To the extent the over-allotment option is not exercised in full, the underwriters will purchase shares ratably from us and the selling shareholder.

Summary Financial Data

(in thousands, except per share data)

      The following table sets forth our summary financial data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period From
	May 17, 2000
	(date of	Year Ended
	inception) To
	February 28,	February 28,	February 28,	February 29,
	2001	2002	2003	2004

Statement of Operations Data:
Net sales	$25,274	$20,682	$25,779	$32,453
Cost of sales	19,798	17,279	21,110	26,170

Gross profit	5,476	3,403	4,669	6,283
Operating expenses:
Research and development	1,750	4,648	3,984	2,423
Selling, general and administrative	6,861	9,379	7,769	6,706
Amortization of goodwill	2,086	2,913	—	—

Total operating expenses	10,697	16,940	11,753	9,129

Loss from operations	(5,221)	(13,537)	(7,084)	(2,846)
Other income (expense)	(7)	(562)	(627)	(518)

Loss before income taxes	(5,228)	(14,099)	(7,711)	(3,364)
Income tax expense(1)	—	—	(1,103)	(1,103)

Net loss	$(5,228)	$(14,099)	$(8,814)	$(4,467)

Basic and diluted net loss per common share	$(0.98)	$(2.53)	$(1.52)	$(0.69)

Weighted average number of common shares outstanding	5,341	5,575	5,797	6,451

(1)	As a result of the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” and our continuing to amortize goodwill for tax purposes, we recorded non-cash income tax expenses in fiscal 2003 and 2004.

	As of February 29, 2004

		As
	Actual	Adjusted

Balance Sheet Data:
Cash and cash equivalents	$—	$
Working capital (deficit)	(15,634)
Total assets	66,683
Notes payable	23,500
Capital lease obligations, net of current portion	29
Total stockholders’ equity	31,229

      The adjusted balance sheet data above reflects the application of the net proceeds from the sale of                      shares of common stock offered by us at an assumed initial public offering price of $           per share, after deducting estimated underwriting discounts and commissions, estimated offering expenses and the repayment of the notes payable under our revolving lines of credit.

RISK FACTORS

      An investment in our common stock involves risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before investing in our common stock. If any of the following risks actually occurs, our business, financial condition, and results of operations would likely suffer. If that happens, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

The semiconductor manufacturing industry is highly cyclical, and as a result we could experience significant periods of reduced demand for our products and services.

      Our business is largely dependent upon the capital expenditures of semiconductor manufacturers. Semiconductor manufacturers are dependent on the then-current and anticipated market demand for semiconductors. The semiconductor industry has historically been cyclical and subject to periodic downturns, the most recent of which has been extended and severe. These periodic downturns, whether the result of general economic changes or decreases in demand for semiconductors, are difficult to predict and often have a severe adverse effect on the semiconductor industry’s demand for manufacturing equipment. Sales of equipment to semiconductor manufacturers may be significantly more cyclical than sales of semiconductors, as the large capital expenditures required for building new semiconductor fabrication plants, or fabs, or fully utilizing existing fabs is often delayed until semiconductor manufacturers are confident about ongoing demand. If demand for semiconductor equipment remains depressed for an extended period, it will seriously harm our business.

      From 2000 through most of 2003, our industry experienced a significant downturn due to a number of factors, including decreased worldwide demand for semiconductors. During this downturn, most of our customers experienced reduced demand for their products, which adversely impacted our business. For example, according to Gartner Dataquest, capital expenditures for semiconductor wafer fab equipment fell from $33.1 billion in 2000 to $16.7 billion in 2003. Future downturns may have a significant adverse effect on demand for our products and services.

The markets we participate in are intensely competitive, and if we do not compete effectively we could lose market share, lose net sales and have decreased profitability.

      The markets for our products are highly competitive and subject to rapid technological change. We currently face direct competition with respect to all of our products from both third parties and internal resources within our OEM customers. A number of our competitors may have greater name recognition, more extensive engineering, manufacturing, and marketing capabilities and substantially greater financial, technical, and personnel resources than we do.

      We expect that our competitors will continue to improve the design and performance of their current products, develop new products in direct competition with our products and systems, and introduce new products with enhanced performance characteristics. In order to remain competitive, we need to continue to improve and expand our product line, which will require us to maintain or increase our level of investment in research and development. Ultimately, we may not be able to make the technological advances and investments necessary to remain competitive.

Because we rely on a limited number of customers for a large portion of our business, including one customer who accounted for a majority of our net sales in fiscal 2004, the loss of one or more of these customers or a cancellation or deferral of a purchase from one of them could materially harm our business.

      We derive a significant portion of our net sales from a limited number of customers in each fiscal period. In fiscal 2004, Applied Materials, Inc. accounted for approximately 59% of our net sales, and sales to our top three customers accounted for a total of approximately 83% of our net sales. As of the end of fiscal 2004, approximately 76% of our accounts receivable were attributable to these three customers. To the extent the financial condition of any of these customers, and Applied Materials in particular, is adversely affected by any event, our business may also be affected as a result. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. Consolidation among our customers may further concentrate our business in an even more limited number of customers and expose us to increased risks relating to dependence on a small number of customers. Accordingly, if we fail to close a sale with a major potential customer, if a contract or purchase order is cancelled, delayed or deferred, or if an existing customer relationship terminates, our net sales would be adversely affected. The cancellation or deferral of even a small number of purchases of our products by a single, significant customer could cause our net sales to decline in any particular quarter. A number of factors could cause customers to stop buying our products, or to cancel or defer orders, including lack of market acceptance or demand for their products, manufacturing delays, interruptions to our customers’ operations due to fire, natural disasters or other events or a downturn in the semiconductor industry. We have no minimum purchase or volume purchase agreements that might mitigate these risks.

Further delays in the adoption of 300mm manufacturing could harm our ability to grow our business.

      Although the market for 300mm wafer manufacturing equipment initially developed in 1995, the widespread adoption of 300mm manufacturing is still in process. We have invested, and are continuing to invest, nearly all of our resources to develop new systems and technologies that address the market for 300mm manufacturing equipment. Approximately 86% of our fiscal 2004 net sales were for 300mm-based equipment. According to Gartner Dataquest, over 50% of the semiconductor capital equipment sold in 2003 was for the 300mm market. However, the timing of the industry’s transition from the current, widely-used 200mm manufacturing to 300mm manufacturing is uncertain, partly as a result of the recent period of excess wafer fabrication capacity. Some manufacturers have delayed, cancelled or postponed previously announced plans to convert to 300mm fabrication. Further delay in the adoption of 300mm manufacturing could substantially harm our business. We believe the conversion to a 300mm wafer fabrication facility could be delayed or affected by each manufacturer based upon both internal and external factors, such as:

•	anticipated unfavorable prices for semiconductors devices overall or in particular segments;

•	the cost of building a 300mm manufacturing facility;

•	excess manufacturing capacity within the manufacturer’s target market(s); and

•	the lack of available funds to finance the purchase of 300mm manufacturing equipment.

      One or more of these factors, as well as other factors, could impact, delay or prevent the adoption of 300mm fabrication.

We depend on Yaskawa Electric Corporation to provide us with nearly all of our automation components, and have limited rights to sell those components outside of the Western Hemisphere.

      Yaskawa Electric Corporation, or YEC, our strategic partner and corporate parent, supplies us with nearly all of the base automation components we use in our business. As a result of our dependence on YEC for automation components, our business could be substantially harmed if, in the future, YEC does not provide adequate support for the development of customized automation solutions, or we do not timely and cost-effectively receive a sufficient quantity of components from YEC to meet our production requirements. Our business could also be harmed if YEC’s automation components for any reason do not satisfy our customers’ reliability or other needs, or YEC does not competitively price its products to us. For example, in the second and third quarters of fiscal 2003, one of our customers reported quality issues with a particular type of automation component we sold to it and did not purchase more products until we resolved the issues, which took several months. As a result of these issues, our net sales in at least those two fiscal quarters were less than we expected.

      In addition, we have a supply agreement that sets forth the terms upon which YEC will supply us with automation components. The agreement gives us the exclusive right to sell YEC’s automation components in the Western Hemisphere for use in semiconductor manufacturing equipment for at least the next five years, provided we continue to purchase a minimum amount of YEC components. If we fail to satisfy the minimum purchase requirements in our supply agreement, YEC could sell its automation components for use in semiconductor manufacturing equipment to other parties in the Western Hemisphere, including our competitors. This development could have a material adverse effect on our business.

      Our supply agreement with YEC does not require YEC to sell products to us if it chooses not to, whether because it discontinues its sales of semiconductor-related automation products or for any other reason. If this happens, we could lose access to components critical to our integrated product offering.

      The supply agreement generally only gives us the exclusive right to sell YEC automation components to customers located within the Western Hemisphere, and the nonexclusive right to sell YEC automation components to subsidiaries of customers with headquarters in the Western Hemisphere. We generally do not have the right to sell YEC automation components to companies located outside of the Western Hemisphere. We need to negotiate each sale to these companies separately with YEC, and YEC may not agree to supply us with components to make those sales. In addition, YEC may choose not to supply us with automation components for sales to customers for which we have a nonexclusive right to sell. YEC currently directly sells semiconductor-related components to customers outside of the Western Hemisphere, and will likely continue to compete with us for those customers. YEC may also enter into exclusive arrangements with third parties for the sale of semiconductor-related automation components to customers located outside of the Western Hemisphere. Any of these developments could cause us to lose substantial business or fail to grow our business as we anticipate.

We are subject to currency exchange rate risk under our supply agreement with YEC.

      We are subject to the risk of currency fluctuations under the terms of our supply agreement with YEC. The price of the automation components we purchase from YEC is denominated in U.S. Dollars but is determined using a standard exchange rate from Japanese Yen to the U.S. Dollar in effect at the time of any purchase. Payment for any purchases made under the agreement is due within 120 days unless otherwise mutually agreed by us and YEC. To the extent there is any fluctuation in the conversion rate calculated at the time of our purchase of components from YEC and the exchange rate in effect on the date of our payment to YEC, we share equally with YEC in any exchange rate pricing impact. Any adverse exchange rate fluctuation during that period will have a negative impact on our operating results. While we have not entered into foreign currency hedging arrangements in the past, we may do so in the future. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging losses.

YEC has provided us with sales incentive discounts and reimbursed us for certain of our expenses but has not committed to continue to do so after fiscal 2005.

      In fiscal 2002, 2003 and 2004, YEC reimbursed us $0.3 million, $0.7 million and $1.0 million of our expenses for engineering and operations dual status employees who work on the development, design and evaluation of YEC automation equipment for use in our systems and for our inspection and testing of YEC automation equipment. In fiscal 2004, YEC also provided us $1.1 million of sales incentive discounts in connection with strategic marketing initiatives. We have agreements with YEC to provide us sales incentive discounts and certain reimbursements for engineering and operations dual status personnel and testing and inspection of YEC products through fiscal 2005. However, we do not have agreements with YEC for the continuation of sales incentives and reimbursements after fiscal 2005. If YEC does not provide us with sales incentive discounts, or reimburse any of our expenses that we cannot eliminate, our future results of operations may be materially and adversely affected. In addition, to the extent these discounts and reimbursements are not continued, our historical financial statements and operating results may not be indicative of our future financial performance.

Historically, we have had operating losses and have depended on YEC to support our operations; however, YEC does not intend to provide that support following the offering.

      During the past three fiscal years, YEC has contributed an aggregate of $5.3 million to us to support our operations while we established a market for our integrated products. During those periods, our operations did not generate sufficient cash flow to fund operations. In addition, YEC has guaranteed the payment of amounts we owe under three of our four revolving lines of credit.

      We expect that YEC’s commitment of financial support will end upon the completion of this offering and YEC will not continue to guarantee our indebtedness.

      We intend to use the proceeds of this offering to pay off our revolving lines of credit and terminate all four of these facilities. We will need to enter into new credit facilities with other commercial lenders. Without a guarantee from YEC, any new credit facility will likely have less favorable terms for us than our existing lines of credit, including higher borrowing rates, more restrictive financial and operating covenants, and liens on some or all of our assets. Without a guarantee from YEC, there is no assurance we can obtain needed debt financing from financial institutions on satisfactory terms, or at all.

      Although we generated income from operations in the fourth quarter of fiscal 2004 and intend to use certain of the net proceeds from this offering for working capital purposes, if we fail to generate sufficient net cash from operations or obtain new debt financing on acceptable terms without a YEC guarantee, our financial condition and operating results may be materially and adversely affected.

Our business relies on OEMs continuing to outsource sub-system design and manufacture. This trend may not continue.

      Future growth in our business depends on OEMs continuing to outsource the design and manufacture of automation and airflow management sub-systems for their semiconductor capital equipment. At any time, OEMs may decide to design and manufacture sub-systems internally rather than outsource them. If this occurs, our net sales would decline, which would substantially harm our business.

Our net sales will not grow, and may decline, if OEMs do not incorporate our solutions at the design stage of their next generation of semiconductor capital equipment.

      New semiconductor capital equipment platforms typically have a lifespan of several years or more. Once a specific sub-system or component is incorporated into an equipment design, it will likely continue to be incorporated for the life of the equipment platform before the OEM uses the product of another component or sub-system supplier. If we do not achieve an OEM’s acceptance of our products at the design stage, we would have difficulty selling our products to that OEM because changing suppliers involves significant cost, time, effort and risk on the part of the OEM. We believe OEMs often select their suppliers and place orders based on long-term relationships. Accordingly, we may have difficulty achieving the adoption or incorporation of our solutions by OEMs that are not currently our customers and with whom we do not have a long-standing relationship.

Continued pricing pressure from semiconductor manufacturers may affect our profitability.

      Companies in the semiconductor capital equipment industry face continued pressure to reduce costs. Pricing actions by our competitors may require us to make significant price reductions to avoid losing orders. Our current and prospective customers continuously exert pressure on us to lower prices and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders. In addition, reductions in price could adversely affect our profitability.

Our operating results are likely to fluctuate significantly and may fall short of anticipated levels in a particular period, which may cause the price of our common stock to decline.

      Our operating results have varied in the past and we expect they will continue to fluctuate from quarter to quarter in the future. In future quarters, our operating results may be below the expectations of public market analysts and investors, which could cause the price of our common stock to decline. In addition, we expect our first and second quarter operating results for fiscal 2005 will be below the operating results we achieved in the fourth quarter of fiscal 2004. In some cases, orders that we previously anticipated from customers did not materialize to the extent they originally indicated. As a result, our net sales were less than we had expected. Furthermore, a one-time sales order can have the effect of increasing net sales for a particular quarter to a level that is not indicative of net sales for succeeding quarters, as occurred in the fourth quarter of fiscal 2003. Factors that are likely to cause our net sales and operating results to fluctuate from period to period include:

•	the timing, or changes in timing or cancellation, of customer orders;

•	changes in customer demand for our products, influenced by the cyclical nature of the semiconductor industry or general economic conditions;

•	acceptance of, and demand for, our OEM customers’ equipment platforms;

•	changes in the supply of components or raw materials that we manufacture or integrate into our products;

•	delays in the manufacturing of our products;

•	changes in our product mix, such as components versus complete systems;

•	the timing of new technologies and product development; and

•	the introduction of new products or innovations by our competitors which may make our products less competitive.

      As a result of these and other factors, we believe period-to-period comparisons of our historical results of operations are not necessarily meaningful and may not be a good predictor of our future performance.

Because of lengthy sales cycles and qualification requirements and our dependence on the sales of our customers’ products, we may incur significant expenses before we generate net sales, if any, from our products.

      We may incur development, sales, and other expenses with no assurance that our products will ultimately be designed into an OEM’s semiconductor capital equipment or that sales of our products will occur. The initial process to become a qualified supplier for an OEM can be lengthy and the development, testing, and evaluation of a product may take up to 18 months. In addition, because our components and sub-systems are not sold directly to semiconductor device manufacturers, we are reliant on OEMs to incorporate our products into their equipment designs. Even if OEMs incorporate our products into their equipment, the ultimate sales of our products are dependent on our OEM customers’ ability to sell their products to their customers. Our purchase contracts with OEMs typically do not have minimum purchase requirements. Developing new customer relationships, and expanding sales to existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance of orders from customers.

      As a result of this lengthy sales cycle, we may incur significant research and development expenses, and selling, general and administrative expenses, before we generate the related net sales for these products, and we may never generate the anticipated net sales if a customer cancels or changes its plans, or its products are not accepted in the marketplace.

We operate in a cyclical business, and our fixed costs will limit our ability to reduce our operating costs in any downturn.

      During downturns in the market for semiconductor capital equipment, our net sales may suddenly and significantly decline. Our ability to rapidly and effectively reduce our cost structure in response to such downturns is limited by the fixed nature of many of our expenses in the near term and by our need to continue our investment in next-generation product technology and to support and service our products. In addition, due to the relatively long manufacturing lead times for some of the components and sub-systems we sell to this market, we may incur expenditures or purchase raw materials or components for products we cannot sell. Accordingly, downturns in the semiconductor capital equipment market may materially harm our operating results.

A substantial amount of our assets consist of goodwill, the impairment of which could cause a substantial decline in our reported results.

      We have a substantial amount of intangible assets. As of the end of fiscal 2004, approximately 58% of our assets was comprised of goodwill. All of the goodwill is attributable to our acquisition of the Isolation Technology Division of Huntair, Inc. in June 2000, and represents the difference between the purchase price paid for the acquired business and the fair value of net tangible assets of the acquired business. We are required to evaluate goodwill and other intangible assets for impairment on at least an annual basis, and whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that the goodwill or other intangible asset values need to be written down to their fair values. Any such impairment of our goodwill could result in a material charge that could adversely affect our reported operating results. In addition, credit facilities we enter into in the future may contain financial covenants which could be violated by an impairment of our goodwill.

We intend to expand our operations which may strain our resources and increase our operating expenses.

      We plan to expand our operations and increase our manufacturing capacity, and may do so through internal growth, acquisitions, licensing, or entering into strategic relationships. We expect that this expansion may strain our systems and operational and financial controls. Further, we are likely to incur significantly higher operating costs, and we expect the number of people employed by us to continue to grow in the near term. Our ability to execute our business plan successfully requires effective planning and management processes. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we fail to do so, our growth could be limited or could significantly increase our expenses and adversely affect our operating results. Our officers have limited experience in managing large or rapidly growing businesses or in managing companies through acquisitions and technological changes.

Some of our executive officers and key personnel are recent hires, and it will take time to integrate these and other new employees into our organization.

      Some of our senior management team joined us recently, including our Chief Financial Officer in March 2004. It may take time for our new executive officers to be integrated and to manage the personnel under their supervision to full productivity. Although the number of our employees has not grown significantly in the last year, we expect an increase in the number of employees. The new employees will likely include some key managerial, technical and operations personnel who we will need to integrate into our operations. Failure to properly integrate these key and other new employees could have an adverse effect on our financial conditions.

If we lose key personnel or fail to attract and retain qualified personnel, we could experience reduced sales, delayed product development and diversion of management resources.

      Our success depends largely on the continued contributions of our key management, technical, sales and marketing and professional services personnel and our ability to attract and retain additional qualified personnel in these areas. These types of personnel may be in limited supply. Competition for these types of personnel is intense, and many of them would be difficult to replace. In particular, we depend upon the continued service of our President and Chief Executive Officer, Greg Marvell, and our Vice President of Technology and Chief Technology Officer, Bruce MacGibbon. The loss of key personnel could result in loss of net sales, delays in new product development and diversion of management resources. All of our executive officers and key personnel are employees at-will. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees as needed could impair our ability to meet customer and technological demands.

      In addition, we employ several YEC dual status employees in management, engineering, and operations positions, including our Chairman of the Board, Senior Vice President of Corporate Planning, Vice President of Marketing and Sales, and Treasurer. We expect each of these employees to return to full-time employment with YEC in the future, at YEC’s discretion. Because YEC has discretion to return these dual status employees to employment at YEC, our operations could be adversely affected if we have not replaced these dual status employees or otherwise prepared our operations to manage the loss of these employees.

Our business is largely dependent on the know-how and collective industry experience of our employees, and if these employees were to leave us and take this know-how with them, our manufacturing process would suffer and we may not be able to compete effectively.

      Our business is largely dependent upon our design, manufacturing, and integration know-how. We rely on the collective experience of our employees in our design, manufacture, and integration of our products and services. If we lose employees with collective industry experience involved in our design, manufacture, and integration services and we are unable to replace those employees, our manufacturing process would suffer and we may lose our competitive position.

We plan to continue to selectively pursue international sales and if we fail to successfully develop international sales or to address international market risks, our long-term sales growth may be adversely affected.

      We plan to continue to selectively pursue international sales opportunities. International expansion of our business may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver, and support our products internationally. We will need to develop international sales, professional services, and support organizations, and we may need to establish additional relationships with partners worldwide. In addition, YEC may not agree to supply its automation components to us, or may exclusively sell its components to others or compete directly with us, outside of the Western Hemisphere.

      If we are successful in developing international sales, we will be subject to a number of risks associated with sales to customers in these markets, including:

•	longer accounts receivable collection cycles;

•	expenses associated with localizing products for international markets;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties in hiring qualified local personnel;

•	foreign currency exchange rate fluctuations;

•	difficulties associated with enforcing agreements;

•	unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations;

•	reduced protection for intellectual property; and

•	geopolitical events, terrorist activities, or the threat of terrorism.

      If we are unable to develop international sales on a timely basis, or if we fail to manage the risks associated with international operations and international sales, our long-term sales growth may be adversely affected.

We obtain some of the materials and components we use in our products from a sole source or limited group of suppliers, and partial or complete loss of one of these suppliers could cause us to delay shipments to customers and harm our financial results.

      We obtain nearly all of our automation components from YEC, and many of the other components and materials we use in our products come from sole source suppliers or a limited group of suppliers. Consequently, substantially all of our revenue is attributable to products that include materials and components obtained from a sole source or a limited group of suppliers. In addition, approximately 58% of the dollar value of our purchases of materials and components from our suppliers in fiscal 2004 were from sole source suppliers, including YEC. Our dependence on sole or limited source suppliers exposes us to the risk that we may be unable to obtain an adequate supply of materials, or we may experience late deliveries or receive components of poor quality. A prolonged shortage or disruption in our ability to obtain some components or materials could substantially harm our financial results and damage our customer relationships. In addition, supply shortages could result in price increases for our components and materials, which could decrease our margins and adversely affect our financial results.

Acquisitions may be costly and difficult to integrate, divert management resources, or dilute shareholder value.

      We may acquire or make investments in complementary businesses, products, or technologies, or license particular technologies or enter into relationships with strategic partners. We may not be able to integrate these companies, products, or technologies successfully, or obtain the benefits that we seek from licenses or strategic relationships. We have limited experience with acquisitions and licensing technologies from third parties. In connection with these acquisitions or relationships, we could:

•	issue stock that would dilute our current shareholders’ percentage ownership or earnings;

•	incur debt and assume liabilities;

•	incur amortization expenses related to assets or incur large and immediate write-offs; and

•	realize additional expenses or suffer losses if these acquisitions or strategic relationships are not completed or are abandoned.

      Future acquisitions or strategic relationships also could pose numerous additional risks to our operations, including:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired organization.

Defects in our products could subject us to costly and time-consuming litigation and harm our reputation.

      Since our products are integral to our customers’ businesses, defects and other potential flaws with our products such as component and equipment failures and design flaws could result in financial or other damages to our customers. For example, in fiscal 2003, one of our customers reported quality issues with a particular type of automation component we sold to it and did not purchase more products until we resolved the issues, which took several months. The warranties we offer on automation components may be in addition to, or extend for a greater length of time than, warranties that YEC may offer to us on their automation products. The occurrence of errors or defects in our products could harm our business by:

•	causing lower than anticipated yields;

•	causing delays in new product introductions and shipments of our products;

•	causing us to incur warranty expenses;

•	increasing charges due to unusable inventory;

•	increasing costs and diversion of development resources; or

•	resulting in product liability litigation.

      In addition, our reputation could be damaged significantly and customers might be reluctant to buy our products if any of our products fails to meet specifications or has reliability or quality problems. Damage to our reputation could result in decreased demand for our products and harm our ability to attract new customers.

We may become involved in intellectual property litigation and we may be unable to protect our know-how and other proprietary property rights.

      We rely on a combination of trade secret laws, know-how, contractual provisions and, to a lesser extent, patents and trademarks, to protect our intellectual property. Existing intellectual property laws offer only limited protection. Our trade secrets and know-how that we protect, in part, through confidentiality agreements with our employees and customers, could be breached and we may not have any remedies for any breach. We might be required to spend significant resources to monitor and enforce our intellectual property rights and keep others from exploiting our know-how. We may not be able to detect any such infringement and may lose our competitive position in the market if any such infringement occurs.

      In addition to protecting our know-how and other proprietary rights, we could also be sued by others alleging infringement of their intellectual property. Litigation to protect or defend our intellectual property rights, whether successful or not, could be expensive, time-consuming and divert our management’s time and attention away from our business operations. In addition, any claims against us of intellectual property infringement might also require us to obtain licenses, which we may not be able to obtain on terms acceptable to us. A license may not be available at all. If an infringement claim against us proves successful, we may be subject to significant damages or injunctions against development and sale of certain of our products.

If the site of our manufacturing operations were to experience a significant disruption in our operations, our business could be seriously harmed.

      All of our manufacturing facilities are concentrated in one location in Portland, Oregon. If the operations of these facilities were disrupted as a result of a natural disaster, fire, power or other utility outage, severe weather, work stoppage or other similar event, our business could be seriously harmed because we may be unable to manufacture and ship products and parts to our customers in a timely fashion.

Risks Related to This Offering and Our Common Stock

Our principal shareholder will retain significant control of us after the offering, and has interests that may conflict with the interests of our other shareholders.

      Following the completion of this offering, YEC will directly own approximately        % of our outstanding common stock, and indirectly through its ownership of Yaskawa Electric America, Inc., own      % of our outstanding common stock. In addition, we have a commercial and strategic relationship with YEC. Our principal shareholder may have interests that conflict with the interests of our other shareholders. YEC will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. As a result, corporate actions might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. Furthermore, this concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial. See “Related Party Transactions,” and “Principal and Selling Shareholders.”

      Certain of our directors are also employed by YEC and may have conflicts of interest with respect to any transactions between us and YEC, acquisition opportunities, the issuance of additional shares of common stock, and other matters that may arise in the future. In addition, these directors will be able to exercise significant influence over our strategic direction and business activities. Although we will have three independent directors, and another director who is independent of YEC but is one of our executive officers, our board will not have a majority of independent directors in the near future and will not be required to have a majority of independent directors until we are no longer a majority-owned subsidiary of YEC.

Our charter documents and Oregon law may inhibit a takeover or change in our control that a shareholder may consider favorable.

      Provisions in our articles of incorporation and bylaws may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even where the shareholders may consider the acquisition or merger favorable. Provisions of the Oregon Business Corporation Act and the Control Share Act, to which we are subject, may also delay, prevent or discourage someone from merging with or acquiring us. See “Description of Capital Stock — Oregon Control Share and Business Combination Statutes” for further discussion.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

      The trading prices of the securities of technology companies are highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, no public market for our shares existed before this offering, and after the offering an active public market for the shares may not develop. Factors affecting the trading price of our common stock include:

•	variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders or customers;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers, and the economy as a whole; and

•	geopolitical events, terrorist activities or the threat of terrorism.

      In addition, if the market for technology stocks or the stock market in general experiences continued or greater loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If securities analysts do not publish research or reports about our business, our stock price could decline.

      The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by existing shareholders could depress our stock price.

      Sales of substantial amounts of our common stock by YEC, or the perception that these sales might occur, may depress prevailing market prices of our common stock. All of our outstanding shares are subject to lock-up agreements with the underwriters as described in “Plan of Distribution” that prohibit the resale of these shares for 180 days from the date of this prospectus, although the underwriters may release all or a portion of the shares subject to lock-up agreements at any time without notice.

Management will have discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

      With the exception of $23.5 million to be used for debt repayments, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and use the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

FORWARD-LOOKING STATEMENTS

      This prospectus and some of the documents incorporated by reference contain forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, levels of activity, performance or achievements of our business or our industry to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements represent our present expectations or beliefs concerning future events. We caution that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described in the section of this prospectus entitled “Risk Factors,” as well as the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond our control. Consequently, results actually may differ materially from the expected results included in these statements.

      All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

      You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, or SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We assume no obligation to update any forward-looking statement. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the                      shares of common stock that we are offering at an assumed initial public offering price of $           per share will be approximately $           million, or approximately $           million if the underwriters fully exercise their over-allotment option, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any portion of the net proceeds received by the selling shareholders from the sale of their shares.

      We intend to use a portion of the net proceeds of this offering to repay our notes payable under three of our revolving lines of credit. As of June 2, 2004, we had drawn down an aggregate of $23.5 million as follows:

•	$4.5 million from The Bank of Tokyo - Mitsubishi in a draw bearing interest at 2.47% and payable on June 3, 2004;

•	$14.0 million from Mizuho Corporate Bank in drawdowns bearing interest at between 2.13% and 2.20% and payable on dates from June 3, 2004 to July 28, 2004; and

•	$5.0 million from Sumitomo Mitsui Banking Corporation in drawdowns bearing interest at between 2.15% and 2.40% and payable on dates from June 3, 2004 to July 1, 2004.

      We expect to use the remaining $          in net proceeds from this offering for working capital and other general corporate purposes, including product research and development, and expansion of sales and marketing activities. We may also use a portion of the net proceeds to us to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or establishing strategic relationships. We have no current agreements or commitments and are not engaged in negotiations with respect to any investment, acquisition or strategic relationship. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment grade securities.

      The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future net sales and cash generated by operations and the other factors described in “Risk Factors.” Therefore, we will have broad discretion in the way we use the net proceeds to us.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock. We do not expect to pay any cash dividends on our stock in the foreseeable future because we intend to retain all available funds and any future earnings for use in the operation and development of our business.

CAPITALIZATION

      The following table sets forth our capitalization as of February 29, 2004:

•	on an actual basis, without giving effect to the offering; and

•	on an as adjusted basis giving effect to the receipt by us of the estimated net proceeds from the sale of shares of common stock offered by us at the initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions, the repayment of our notes payable under our revolving lines of credit, and estimated expenses we expect to pay in connection with this offering, and assuming no exercise of the underwriters’ over-allotment option.

      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing in this prospectus.

      The table below excludes the following shares:

•	240,000 shares of common stock issuable upon the exercise of options outstanding under our 2001 stock incentive plan at an aggregate weighted average exercise price of $10.00 per share; and

•	760,000 shares of common stock reserved for future issuance under our 2001 stock incentive plan.

	As of February 29, 2004

	Actual	As Adjusted

	(in thousands, except share data)
Cash and cash equivalents	$—

Debt:
Book overdraft	$591
Notes payable(1)	23,500
Capital lease obligations, current portion	9
Capital lease obligations, net of current portion	29

Total debt	$24,129

Stockholders’ Equity:
Common stock, 10,000,000 shares authorized, 6,450,690 issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	$63,837
Accumulated deficit	(32,608)

Total stockholders’ equity	31,229

Total capitalization	$55,358

(1)	As of June 2, 2004, the outstanding notes payable was $23.5 million.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share represents:

•	our total tangible assets minus total liabilities, divided by

•	the total number of shares of common stock outstanding.

      Dilution in net tangible book value per share represents the difference between:

•	the amount per share paid by purchasers of shares of our common stock in this offering and

•	the net tangible book value per share of our common stock immediately after the offering.

Our net tangible book value at February 29, 2004 was $          , or $           per share, based upon 6,450,690 shares outstanding. After giving effect to the sale in this offering of                      shares of common stock at an assumed initial public offering price of                     per share, and after deducting the estimated offering expenses payable by us, our net tangible book value as of February 29, 2004 would have been approximately $           million or $           per share. This represents an immediate increase in net tangible book value of $           per share to existing shareholders and an immediate dilution in net tangible book value of $           per share to new investors, or approximately      % of the offering price of $           per share.

      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of February 29, 2004	$
Increase per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table shows on a pro forma basis at February 29, 2004 the total cash consideration paid to us and the average price per share paid to us by existing shareholders and to be paid by new investors purchasing shares in this offering based upon an initial public offering price of $           per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders	6,450,690	%		%	$
New investors

Total		100.0%		100.0%

      This discussion of dilution, and the table quantifying it, assume no exercise of the 240,000 outstanding stock options as of February 29, 2004. If all of the outstanding stock options were exercised, the adjusted net tangible book value per share immediately after completion of this offering would be $          , causing dilution to new investors of $           per share.

      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of common stock held by existing shareholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

      The following selected financial data has been prepared using the historical financial statements of:

•	our predecessor, the Isolation Technology Division of Huntair, Inc., for the fiscal year ended December 31, 1999 and the fiscal period ended June 11, 2000, the date we acquired the Isolation Technology Division of Huntair, Inc., and

•	Synetics Solutions Inc. for the fiscal period ended February 28, 2001 and the fiscal years ended February 28, 2002, February 28, 2003, and February 29, 2004.

      The historical financial statements for the fiscal years ended February 28, 2002, February 28, 2003, and February 29, 2004 and as of February 28, 2003, and February 29, 2004 have been audited by KPMG LLP and are included elsewhere in this prospectus. The historical financial statements as of February 28, 2002 have been audited by KPMG LLP, but are not included in this prospectus. The historical financial statements for the period ended February 28, 2001 and as of February 28, 2001 have been audited by independent auditors who have ceased operations but are not included in this prospectus.

      The historical financial statements of our predecessor for the fiscal year ended December 31, 1999 and the fiscal period ended June 11, 2000 and as of December 31, 1999 and June 11, 2000 are unaudited. Due to the significant changes in our operations since June 11, 2000, we believe that the financial information of our predecessor is not directly comparable to our current results of operations.

      Our historical results are not necessarily indicative of results for any future period. You should read this selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

	Predecessor		Synetics Solutions Inc.

			Period From
			May 17, 2000
		Period From	(date of	Year Ended
	Year Ended	January 1, 2000	inception)
	December 31,	to June 11,	February 28,	February 28,	February 28,	February 29,
	1999	2000	2001(1)	2002	2003	2004

	(in thousands)		(in thousands, except per share data)

	(unaudited)
Statement of Operations Data:
Net sales	$7,963	$8,882	$25,274	$20,682	$25,779	$32,453
Cost of sales	6,109	6,287	19,798	17,279	21,110	26,170

Gross profit	1,854	2,595	5,476	3,403	4,669	6,283
Operating expenses:
Research and development	639	435	1,750	4,648	3,984	2,423
Selling, general and administrative	2,461	1,617	6,861	9,379	7,769	6,706
Amortization of goodwill	—	—	2,086	2,913	—	—

Total operating expenses	3,100	2,052	10,697	16,940	11,753	9,129

Income (loss) from operations	(1,246)	543	(5,221)	(13,537)	(7,084)	(2,846)
Other income (expense)	(1,034)	(113)	(7)	(562)	(627)	(518)

Income (loss) before income taxes	(2,280)	430	(5,228)	(14,099)	(7,711)	(3,364)
Income tax expense(2)	—	—	—	—	(1,103)	(1,103)

Net income (loss)	$(2,280)	$430	$(5,228)	$(14,099)	$(8,814)	$(4,467)

Basic and diluted net loss per common share			$(0.98)	$(2.53)	$(1.52)	$(0.69)

Weighted average number of common shares outstanding			5,341	5,575	5,797	6,451

	Predecessor		Synetics Solutions Inc.

			February 28,
	December 31,					February 29,
	1999	June 11, 2000	2001	2002	2003	2004

	(in thousands)		(in thousands)

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$11	$241	$—	$—
Working capital (deficit)	(656)	2,751	(2,805)	(17,671)	(16,281)	(15,634)
Total assets	4,930	8,318	60,742	59,335	61,759	66,683
Notes payable	2,307	—	4,545	20,400	19,200	23,500
Debt and capital lease obligations, net of current maturities	286	—	41	—	19	29
Total stockholders’ equity	503	4,395	48,181	34,182	33,293	31,229

(1)	Synetics Solutions Inc. was organized on May 17, 2000 and had no operations until June 11, 2000, when the acquisition of the Isolation Technology Division of Huntair, Inc. was completed.

(2)	As a result of the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” and our continuing to amortize goodwill for tax purposes, we recorded a non-cash income tax expense in fiscal 2003 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and the related notes, which are included elsewhere in this prospectus. Our discussion of results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services, and our future results. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under “Risk Factors” and elsewhere in this prospectus. References in this Management’s Discussion and Analysis to fiscal 2002 are to the fiscal year ended February 28, 2002, to fiscal 2003 are to the fiscal year ended February 28, 2003, and to fiscal 2004 are to the fiscal year ended February 29, 2004.

Overview

      We design, manufacture, and integrate automation and airflow management solutions that are critical to the semiconductor manufacturing process. Our solutions are comprised of automated wafer handling components, including robots, controllers, software, and aligners, and airflow management products, including mini-environments, fan filter units, chemical vapor filtration, and temperature and humidity control systems. We primarily sell integrated systems that are highly customized to meet a specific customer’s needs, but we also sell components on a stand-alone basis. Substantially all of our revenue to date has been derived from sales in the United States. Our customers are large semiconductor equipment manufacturers, or OEMs. Our largest three customers by net sales for fiscal 2004 were Applied Materials, Inc., Axcelis Technologies, Inc., and Novellus Systems, Inc.

      We were organized in May 2000 to acquire the Isolation Technology Division of Huntair, Inc. for $45.0 million in cash and $2.0 million in stock, $43.7 million of which was recorded as goodwill on our balance sheet. The cash portion of the purchase price was financed by capital contributions by YEC and Huntair. The primary purpose of the transaction was to combine the expertise of Huntair’s Isolation Technology Division in the design, manufacture, and testing of airflow management systems with YEC’s worldwide infrastructure and expertise in reliable automation solutions. We continue to have a strategic relationship with YEC to supply us with the automation equipment used in the systems we sell to our customers.

Relationship with Yaskawa Electric Corporation

      Since our inception, we have worked closely with YEC to develop and market its automation products for use by semiconductor equipment OEMs. In connection with this joint business development effort, YEC has reimbursed us for certain expenses we have incurred in working with YEC to develop these products and markets. As these development efforts mature, we would expect these reimbursable expenses to decrease significantly. In addition, we have made payments to YEC for the purchase of its products that we sell, and YEC has provided us with sales incentive discounts with respect to some of those purchases. We believe these payments and arrangements have been consistent with those that would be customary in an arm’s length vendor-vendee relationship having these attributes.

      Products. Since our inception, we have purchased substantially all of our automation equipment from YEC. In fiscal years 2002, 2003 and 2004, we purchased automation equipment from YEC for an aggregate of $2.3 million, $7.2 million and $8.2 million, respectively. The payments in fiscal 2004 reflect sales incentive discounts of $1.1 million. These incentives were part of YEC’s strategic marketing initiatives to increase the volume of sales of its automation components in the semiconductor capital equipment market. There were no sales incentive discounts in fiscal years 2002 or 2003. We expect to receive sales incentive discounts, as part of YEC’s continued strategic marketing initiatives, of up to $0.5 million in fiscal 2005, depending on the volume of YEC products that we purchase and sell. We have no arrangements for sales incentive discounts after 2005.

      In fiscal 2004, primarily as a result of an increase in the number of products delivered to us by YEC and the significant amount of inspection and testing we were required to perform for each product, YEC reimbursed us for $0.2 million of expenses we incurred in connection with the inspection and testing of YEC automation equipment. We performed inspection and testing on all of YEC’s equipment delivered to us during fiscal 2004 to ensure that the equipment met appropriate quality standards after we found defects. This reimbursement was recorded as a reduction of cost of sales. There were no reimbursements for inspection and testing costs in fiscal years 2002 or 2003. YEC will continue to reimburse us for similar inspection costs in fiscal 2005, which are expected to be approximately $0.2 million. As YEC’s semiconductor automation products mature, we expect the amount of inspection and testing we will perform will decrease. We have no agreement with YEC relating to the reimbursement of testing and inspection expenses after fiscal 2005.

      Personnel. Since our inception, we have employed a number of YEC dual status personnel in management, engineering and operations positions. Dual status employees are employed full-time by us but retain a relationship with YEC. Each of these employees expects to return to full-time employment with YEC in the future, at YEC’s discretion. As of May 24, 2004, we had six engineers, six management employees and two operations employees who were YEC dual status employees.

      The engineering dual status employees primarily work on the development or design of YEC automation equipment for use in our systems. The operations dual status employee primarily works on the inspection and testing of YEC automation equipment for use in our systems. We have been reimbursed by YEC for the salaries we have paid to our engineering and operations dual status employees, which reimbursements have been accounted for by us as a reduction to our research and development expenses, in the case of the engineering employees, or our cost of goods sold, in the case of the operations employee. YEC reimbursed us for these salaries because these personnel were working jointly with our engineers to develop and test the YEC automation products for sale in the North American semiconductor capital equipment market. We have not been reimbursed by YEC for the salaries we have paid to our management dual status employees, and those salaries are included in our selling, general and administrative expenses.

      In addition to normal compensation that we pay these engineering, management, and operations employees, each receives supplemental compensation intended to make the employee’s aggregate compensation commensurate with what he or she would have received in a comparable position with YEC in Japan. The supplemental compensation to dual status employees is paid by us and we are reimbursed by YEC. We have accounted for those reimbursement amounts as a reduction to research and development costs, selling, general and administrative expenses, or cost of goods sold. We expect YEC will continue to reimburse us for supplemental compensation paid to dual status employees in the future.

      In fiscal years 2002, 2003, and 2004, we received reimbursement payments from YEC of $0.3 million, $0.6 million, and $0.9 million, respectively, for salaries paid to engineering dual status employees, which have been accounted for by us as a reduction of our research and development expenses, and we received reimbursement payments from YEC of $0.6 million, $0.7 million, and $0.7 million, respectively, for supplemental compensation paid to all dual status employees. In each of fiscal 2003 and fiscal 2004, we received reimbursement payments from YEC of $0.1 million for salary paid to an operations dual status employee. In fiscal 2005, YEC will reimburse us for salaries paid to dual status engineering and operations employees up to $0.8 million and $0.1 million, respectively. We have no agreement with YEC relating to the reimbursement of salaries paid to dual status engineering and operations employees after fiscal 2005.

      Other. In the normal course of business we advance certain administrative, marketing and travel costs on behalf of YEC that are directly reimbursed to us. These reimbursements are recorded as an offset to the corresponding expense. In fiscal years 2002, 2003, and 2004, we received reimbursements from YEC for expenses paid for them of $0.1 million, $0.1 million, and $0.2 million, respectively.

      In fiscal years 2003 and 2004, YEC made capital contributions to us of $2.9 million and $2.4 million, respectively. Since these contributions supported our efforts to develop and integrate the YEC automation equipment into our products, they did not result in the issuance of additional securities to YEC.

      Since our inception, YEC has guaranteed our debt obligations under our revolving lines of credit. We intend to repay all of our indebtedness under those revolving lines of credit from the proceeds of this offering, and YEC will no longer guarantee our indebtedness. Yaskawa Electric America, Inc., or YEA, a wholly owned subsidiary of YEC, guarantees our building lease for our headquarters building in Portland, Oregon, and will continue to do so after the offering.

      The following table summarizes the payments and capital contributions received from YEC for fiscal years 2002, 2003, and 2004:

	2002	2003	2004

	(in millions)
Products
Sales incentive discounts	$—	$—	$1.1
Reimbursement for inspection and testing	—	—	0.2
Personnel
Reimbursement for engineering and operations services	0.3	0.7	1.0
Supplemental compensation	0.6	0.7	0.7
Other
Reimbursement for expenses advanced	0.1	0.1	0.2
Capital contribution	—	2.9	2.4

Cyclical Business

      Our business and operating results depend in significant part upon capital expenditures by semiconductor device manufacturers, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have led to decreased demand for semiconductor capital equipment. Decreases in demand for semiconductor capital equipment may cause our customers to cancel orders for our products, change production timing and quantities from forecasts, or delay production, any of which may negatively affect our net sales and gross profits. During periods of increasing demand for semiconductor capital equipment, we may need to increase our production quickly, requiring us to order additional inventory, hire additional employees and, if necessary, expand our manufacturing capacity.

      According to Gartner Dataquest, worldwide semiconductor wafer fabrication, or wafer fab, equipment spending increased 22.2% in 1999 and 84.1% in 2000. Following these periods of strong growth, worldwide wafer fab equipment spending declined 28.6% in 2001 and 31.6% in 2002. In 2003, worldwide wafer fab equipment spending grew approximately 3.5%. Our net sales decreased to $20.7 million in fiscal year 2002, from $25.3 million for the approximate nine-month period ended February 28, 2001, and increased to $25.8 million and $32.5 million in fiscal years 2003 and 2004, respectively. While our business has been and will continue to be affected by trends in worldwide wafer fab equipment spending, we believe our business model and our customer relationships have permitted us to achieve results in fiscal years 2003 and 2004 that compare favorably with industry growth rates.

      Gartner Dataquest has projected over the next five calendar years that worldwide wafer fab equipment spending will increase 46.0%, 23.7%, and 0.9% in 2004, 2005, and 2006, respectively, decrease 29.3% in 2007 and increase 7.4% in 2008.

Outsourcing Trend

      Many OEMs are seeking ways to more readily adapt to industry cycles by increasing their operating efficiency and reducing their infrastructure. One of the key strategies employed by OEMs to achieve this operational flexibility is the complete outsourcing of key sub-systems to third-party suppliers. We believe that our expertise in the design, manufacture and integration of airflow management and automation sub-systems has enabled, and will continue to enable, us to capitalize on this outsourcing trend.

Length of Sales Cycle

      Our initial sales cycle for new products can last from 4 to 18 months. Factors that tend to lengthen the sales cycle are the product development and sales cycle of our OEM customer, the complexity of the product, and the length of the evaluation and testing period. When we obtain a new customer, we typically invest significant resources in design, engineering and prototyping before we commence the shipment of product and realize revenue. These costs are generally expensed as incurred. Once we begin shipping product to a customer we generally incur reduced development and engineering expenses during the life of the customer’s product, which is generally at least three to five years. As a result, the length of time between the expensing of costs associated with the design and development of a new product and the recognition of revenue resulting from the sale of that product is often difficult for us to predict or control. This has the effect of making our operating results less consistent or predictable and period-to-period comparisons more difficult.

Selling, General and Administrative Expenses

      We expect sales, general and administrative expenses to increase over the next several years as we hire additional sales, marketing and other personnel, initiate additional marketing programs, and incur additional costs related to the continued growth of our business. We currently sell through our direct sales force, and as we expand our sales efforts internationally our sales costs could increase significantly. We also expect to have increased costs associated with being a public company, including higher legal, auditing, administrative support, and directors’ and officers’ insurance expenses.

Stock-Based Compensation

      Outstanding options to purchase shares of our common stock granted to our President and Chief Executive Officer and Vice President of Technology and Chief Technology Office are each subject to the terms of a stock transfer restriction agreement that provide us with a right to repurchase at book value any shares of common stock held by the officer upon termination of the officer’s employment with us for any reason. Each stock transfer restriction agreement, and our right of repurchase, expire upon completion of this offering. As a result of our right to repurchase any shares of common stock held by these officers, the options are considered to be variable as defined by SFAS 123 “Accounting for Stock Based Compensation.” Up until the time we become a public company, the option exercise price has exceeded the per share book value of our stock and therefore we have not recorded any compensation expense. Completing this offering will create a measurement date, at which time we believe that the fair value of a share of our common stock will exceed the option exercise price and we will record a one-time compensation expense of $           million, assuming a price per share in this offering of $          . The amount of compensation expense is dependent upon the actual initial selling price of our stock. Options granted by us in the future will not be subject to such a repurchase right.

Customer Concentration

      A relatively small number of OEM customers has accounted for a significant portion of our revenue, and we expect this trend to continue. Our largest three customers by revenues for fiscal 2004 were Applied Materials, Inc., Axcelis Technologies, Inc. and Novellus Systems, Inc., which together accounted for 40.6%, 72.9%, and 83.1% of our net sales for fiscal years 2002, 2003, and 2004, respectively. Applied Materials, Inc. alone accounted for 17.9%, 44.5%, and 58.6% of our net sales for fiscal years 2002, 2003, and 2004. Because of the concentration of market share in a small number of large OEMs in our industry, many of whom are already our customers, we believe that a small number of customers will continue to account for a significant portion of our net sales even as we increase our market share. Consolidation among our customers may further concentrate our business and expose us to increased risks relating to dependence on a small number of customers.

Foreign Currency Exposure

      Historically, our purchases and sales have all been denominated in U.S. dollars.

      Under our supply agreement with YEC, we share with YEC equally in the exchange rate differential from the date YEC products are shipped to us until the date we pay for the products, based on a comparison of the exchange rate at the time of shipment and the average exchange rate the month before payment.

      We are pursuing international sales that may be denominated in currencies other than U.S. dollars and in the future we may establish operating facilities in foreign countries that may create foreign currency exchange risk. We may in the future seek to hedge these exchange rate exposures.

Critical Accounting Policies and Estimates

      The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses, and related disclosure of contingent assets and liabilities. These estimates and judgments are both important to the portrayal of our financial condition and results, and they require significant management judgments and estimates about matters that are inherently uncertain. On an on-going basis, we evaluate our estimates, including those related to accounts receivable, inventory, warranty accruals, income taxes, and goodwill. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

      We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations:

      Revenue Recognition. Our revenue recognition policy follows Staff Accounting Bulletin No. 104 and its related implementation guidance. Our net sales are derived from the sale of our systems and components and from fees associated with service and technical support offered to our customers. We recognize revenue for systems and components when products are shipped to customers, title and risk of loss passes and services are completed in accordance with the terms and conditions of the applicable purchase order or contract. We ship our products FOB shipping point or FOB destination point. For any shipments with FOB destination terms, we defer revenue recognition until delivery to the customer. If the shipment of a product includes post-shipment obligations such as installation, the associated revenues are deferred until the service is completed. In the past, we occasionally recognized revenue on a bill-and-hold basis to accommodate a specific customer’s needs. For bill-and-hold sales, based on a commitment from the customer to purchase the goods and assume risk of loss, we recognize revenue when we segregate the product in our warehouse and establish a delivery schedule. We recognize revenue for services as they are completed.

      Valuation of Accounts Receivable/ Doubtful Accounts. The allowance for doubtful accounts is estimated based on past collection history and known trends with current customers. The risk related to accounts receivable is mitigated by sales to well-established companies, ongoing credit evaluation of our customers, and frequent contact with our customers, especially our most significant customers, thus enabling us to monitor current changes in business operations and to respond accordingly. Our estimates for allowance for doubtful accounts are reviewed and updated on a quarterly basis. Changes to the reserve occur based upon changes in our revenue levels, associated balances in accounts receivable, and estimated changes in credit quality.

      Inventory. We regularly analyze the value of our inventory based on a combination of factors including, but not limited to, the following: forecasted sales or usage, historical usage rates, estimated service period, product end-of-life dates, estimated current and future market values, service inventory requirements and new product introductions. Inventories are stated at the lower of market or standard cost, which approximates cost computed on a first-in, first-out basis, and includes materials, labor, and manufacturing overhead. Inventory is reviewed for obsolescence and excess quantities on a quarterly basis, based on estimated future use of quantities on hand, which is determined based on past usage, planned changes to products and known trends in markets and technology. Because of the long-lived nature of many of our products, we maintain a substantial supply of parts for possible use in future repairs and customer field service. As these service parts become older, we apply a higher write-down against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. We record estimated inventory write-downs quarterly as a component of cost of sales.

      Warranty Accruals. Warranty costs include labor to repair the system and replacement parts for defective items, as well as other costs incidental to warranty repairs. Any cost recoveries from warranties offered to us by our suppliers covering defective components are netted against the warranty expense. We generally provide warranties on products sold covering the cost of parts and labor to repair products for at least one year and up to three years after the date of sale. We evaluate the warranty expense incurred year to date and compare it to the amount we have accrued for warranties and the warranty reserve, on a quarterly basis, to determine if the reserve is adequate to cover estimated warranty costs for our installed base during the following 12-month period. In fiscal 2004 we increased our warranty reserve accrual rate to reflect our recent experience regarding actual warranty charges as a percentage of revenue. We anticipate our future warranty reserve accrual rate to be approximately 1% of net sales. Changes to the reserve occur as volume, product mix and actual warranty costs fluctuate.

      Goodwill. Our goodwill is the result of the acquisition of the Isolation Technology Division of Huntair, Inc. in June 2000. From June 2000 through February 2002, we amortized goodwill over a 15-year life.

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” Pursuant to SFAS No. 142, we discontinued amortizing goodwill effective March 1, 2002. Upon implementation of SFAS No. 142, we were required to evaluate goodwill for impairment. Under SFAS No. 142 goodwill is reviewed annually for impairment, or more frequently if impairment indicators arise. Our assessment is based primarily on discounted cash flows, with consideration given to external market data for the semiconductor manufacturing equipment industry. Our estimated discounted cash flows are based on our assumptions about future conditions such as future revenues, gross margins, operation expenses, working capital requirements and industry trends. We have tested for goodwill impairment and, after completing our testing in fiscal years 2003 and 2004, have determined that there was no impairment of goodwill.

      Income Taxes. We record income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

      We have net operating loss carryforwards and research and development credits available to reduce future income tax liabilities, which are carried on our balance sheet as deferred income tax assets. We also have a significant amount of deferred tax assets for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, due to uncertainty regarding our ability to generate sufficient taxable income in the future and realize these tax benefits, we have established a valuation allowance equal to the net deferred tax assets. The uncertainties regarding the realization of deferred tax assets are based on our lack of historical earnings and our accumulated deficit. In the future, if available evidence indicates it is more likely than not that we will be able to utilize some or all of our deferred tax assets, we will record an income tax benefit in the amount of the asset recognized.

      In accordance with SFAS 109 “Accounting for Income Taxes,” we provide for a deferred tax liability related to our amortization of goodwill for tax purposes and not for financial reporting purposes. Because of the indefinite life of goodwill for financial reporting purposes, this difference will not reverse within the period that our deferred tax assets will reverse. Accordingly, we have established a valuation allowance for deferred tax assets that we believe are not supportable by the deferred tax liability for goodwill.

Results of Operations

      The following describes certain lines on our statements of operations.

      Net Sales. We derive revenue from the sales of systems and components to semiconductor manufacturing equipment OEMs and by providing service and technical support to our customers. We generally have long-term contracts with our customers, but individual sales are based on purchase orders. Service and technical support include installation, non-warranty maintenance, spare parts sales and contract services. While our service revenue has not been significant historically, we expect it to increase as a proportion of total net sales in the future.

      Cost of Sales and Gross Profit. Cost of sales includes purchased materials, manufacturing, assembly, test, and installation labor, overhead, manufacturing engineering costs, warranty costs, and provisions for inventory valuations. The primary factors affecting gross profit as a percentage of net sales, or gross margin, are the complexity of products being sold and the extent to which our know-how is used in the design and development of, or our intellectual property is incorporated into, the product. Gross profit will also vary depending on our sales volume, overhead absorption levels, and, to a lesser extent, the success of our ongoing productivity improvements and component prices.

      Research and Development. Our research and development consists of either the application of our expertise and technology to the development of a system for a specific customer or the general development and enhancement of our core technology building blocks. Research and development costs consists primarily of employee and contractor costs, development and testing costs, occupancy costs and depreciation on research and development equipment. We have capitalized research and development costs related to non-recurring engineering, or NRE, contracts. Under an NRE contract, we do development work for a customer that agrees to purchase a specific minimum number of units from us or agrees to pay for the development costs upfront. We capitalize these development costs as they are incurred and amortize the cost to cost of sales as the minimum numbers of units are sold to the customer. Historically, NRE contacts have constituted a small amount of our business. All other research and development costs are expensed as incurred.

      Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries, commissions, and related expenses for management, as well as finance,

accounting, information services, human resources, recruiting, professional fees, and other corporate expenses, and costs associated with selling and marketing activities.

      The following table sets forth certain information regarding our costs and expenses expressed as a percentage of net sales:

	Fiscal Year Ended

	February 28,	February 28,	February 29,
	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of sales	83.5	81.9	80.6

Gross profit	16.5	18.1	19.4
Operating expenses:
Research and development	22.5	15.4	7.5
Selling, general and administrative	45.4	30.1	20.7
Amortization of goodwill	14.1	—	—

Total operating expenses	82.0	45.5	28.2

Loss from operations	(65.5)	(27.4)	(8.8)
Other income (expense)	(2.7)	(2.4)	(1.6)

Loss before income taxes	(68.2)	(29.8)	(10.4)
Income tax expense	—	(4.3)	(3.4)

Net loss	(68.2)%	(34.1)%	(13.8)%

      The following table sets forth units shipped by major product category:

	Fiscal Year Ended

	February 28,	February 28,	February 29,
	2002	2003	2004

EFEMs and Systems	118	122	200
Fan Filter Units	164	220	386
Robots (only)	16	130	121

Years Ended February 29, 2004 and February 28, 2003

      Net Sales. Net sales increased $6.7 million, or 25.9%, to $32.5 million for fiscal 2004 from $25.8 million for fiscal 2003. The increase is primarily the result of an increase in the number of units shipped, especially in the last half of 2004, offset in part by a change in product mix that affected average sales prices. Sales of equipment front-end modules, or EFEMs, and systems increased 63.9% to 200 units in fiscal 2004 from 122 units in fiscal 2003. Fan filter unit sales increased 75.4% to 386 units in fiscal 2004 from 220 units in fiscal 2003. Robot-only sales decreased 6.9% to 121 units in fiscal 2004 from 130 units in fiscal 2003. Component and other sales decreased $0.8 million. We believe this overall increase in net sales resulted primarily from the general recovery in the semiconductor industry and from our sales and business development efforts in fiscal 2004 and the last half of fiscal 2003. We believe our continued business development efforts and the expected strength of the semiconductor industry in fiscal 2005 will continue to have a positive effect on our net sales in fiscal 2005 compared to prior fiscal years. However, we believe that we will experience increases and decreases in customer orders that will not correspond consistently with industry growth rates, which may result in fluctuations of our net sales from period-to-period.

      Gross Profit. Gross profit increased $1.6 million, or 34.0%, to $6.3 million for fiscal 2004 from $4.7 million for fiscal 2003. The increase in gross profit was the result of an increase in net sales as discussed above, and of:

•	our receipt of sales incentive discounts of $1.1 million in the aggregate on purchases of automation components from YEC in fiscal 2004;

•	the continued benefit of cost containment measures implemented in fiscal 2003, which included reductions in personnel costs of $0.2 million and other manufacturing costs of $0.5 million; and

•	lower fixed manufacturing costs per unit due to increased number of units sold.

      These cost reductions were offset in part by an increase in warranty expenses of $0.3 million in fiscal 2004 from fiscal 2003. We expect to receive sales incentive discounts of up to $0.5 million in fiscal 2005, depending on the volume of YEC products that we purchase and sell.

      Primarily as a result of these factors, our gross margins increased to 19.4% for fiscal 2004 from 18.1% for fiscal 2003.

      Research and Development. Research and development costs declined $1.6 million in fiscal 2004 to $2.4 million, from $4.0 million in fiscal 2003. This decline was primarily the result of a $0.8 million decrease in payroll costs during fiscal 2004, and an increase in the reimbursement from YEC of $0.3 million in fiscal 2004 from fiscal 2003 for engineering costs relating to the design of YEC automation equipment, which reimbursement is accounted for as a reduction to research and development costs. Payroll costs declined as a result of the continued implementation of cost-containment measures. The decline in research and development costs was also the result of a $0.5 million decrease in design and development and other costs, which included the capitalization of $0.2 million of costs associated with a non-recurring engineering contract with a customer. Research and development costs declined as a percentage of net sales to 7.5% in fiscal 2004 from 15.4% in fiscal 2003 as a result of these factors and an increase in net sales in fiscal 2004 from fiscal 2003. We anticipate increased spending for research and development in fiscal 2005 from fiscal 2004.

      Selling, General and Administrative. Selling, general and administrative expenses decreased $1.1 million to $6.7 million in fiscal 2004 from $7.8 million in fiscal 2003. The decrease was primarily the result of lower payroll costs of $0.9 million and other costs of $0.2 million resulting from the continued implementation of cost containment measures. The lower payroll costs were the result of staff reductions and more shut down days than compared to fiscal 2003. Selling, general and administrative expenses declined as a percentage of net sales to 20.6% in fiscal 2004 from 30.1% in fiscal 2003 primarily as a result of this factor and an increase in net sales in fiscal 2004 from fiscal 2003.

      Other Income (Expense). Interest expense decreased from $0.6 million in fiscal 2003 to $0.5 million in fiscal 2004, or $0.1 million, as a result of lower average interest rates offset by higher average borrowings.

      Income Tax Expense. We recorded a non-cash charge to our income tax provision of $1.1 million during 2004 to increase the valuation allowance related to our deferred tax assets. This charge was required because we ceased amortizing goodwill for financial reporting purposes on March 1, 2002. As a result of the indefinite life of goodwill for financial reporting purposes, we cannot estimate the amount, if any, of deferred tax liabilities related to goodwill which will reverse during the period that our deferred tax assets reverse. Accordingly, we have increased and will continue to increase the valuation allowance with a corresponding deferred tax provision as the deferred tax liabilities related to the goodwill amortization increase.

      Net Loss. Net loss decreased $4.3 million, or 49.3%, to $4.5 million in fiscal 2004 from $8.8 million in fiscal 2003. The decrease is the result of an increase of gross profit of $2.0 million and a reduction in operating expenses of $2.3 million in fiscal 2004 from fiscal 2003.

Years Ended February 28, 2003 and February 28, 2002

      Net Sales. Net sales increased $5.1 million, or 24.6%, to $25.8 million for fiscal 2003 from $20.7 million for fiscal 2002. This increase was primarily the result of an increase in our customer base and an increase in the number of units shipped to existing customers. Sales of EFEMs and systems increased 3.4% to 122 units in fiscal 2003 from 118 units in fiscal 2002. Fan filter unit sales increased 34.1% to 220 units in fiscal 2003 from 164 units in fiscal 2002. Robot-only sales increased 712.5% to 130 units in fiscal 2003 from 16 units in fiscal 2002. Component and other sales decreased $0.2 million.

      Gross Profit. Gross profit increased $1.3 million, or 38.2%, to $4.7 million for fiscal 2003 from $3.4 million for fiscal 2002. The increase in gross profit was primarily the result of an increase in net sales as discussed above, and of:

•	an inventory write-down of $0.2 million in fiscal 2003 compared with $0.7 million in fiscal 2002;

•	the benefit of cost-containment measures implemented in fiscal 2003, which consisted primarily of reductions in personnel; and

•	lower fixed manufacturing costs per unit due to increased number of units sold.

      The inventory write-down of $0.7 million in fiscal 2002 was the result of a single customer being purchased by another semiconductor capital equipment OEM, resulting in us losing certain business from that customer.

      Primarily as a result of these factors, our gross margins increased to 18.1% for fiscal 2003 from 16.5% for fiscal 2002.

      Research and Development. Research and development costs declined $0.6 million in fiscal 2003 to $4.0 million from $4.6 million for fiscal 2002. The decline was the result of a $0.4 million increase in reimbursements from YEC for engineering services, a $0.4 million decrease in engineering consulting and other outside services, and decreased design and development costs and other costs of $0.4 million, partially offset by an increase in labor costs of $0.6 million in fiscal 2002. Research and development costs declined as a percent of revenue from 22.5% in fiscal 2002 to 15.4% in fiscal 2003 as the result of higher revenues and lower research and development spending.

      Selling, General and Administrative. Selling, general and administrative expenses were $7.8 million in fiscal 2003 compared with $9.4 million in fiscal 2002, a decline of $1.6 million. The decrease is primarily due to a cost-reduction effort initiated in fiscal 2003 that resulted in a $0.6 million decrease in labor costs, a $0.5 million decrease in building occupancy costs such as rent, utilities and depreciation, and a $0.5 million decrease in office, travel and other expenses. Selling, general and administrative expenses in fiscal 2003 declined to 30.1% of net sales compared to 45.4% of net sales in fiscal 2002 primarily as a result of these factors and an increase in net sales in fiscal 2003 from fiscal 2002.

      Amortization of Goodwill. In fiscal 2002, we amortized approximately $2.9 million of goodwill that resulted from the acquisition of the Huntair Isolation Technology Division in 2000. Pursuant to SFAS No. 142, we discontinued amortizing goodwill effective March 1, 2002.

      Other Income (Expense). Interest expense was essentially unchanged in fiscal 2003 from fiscal 2002.

      Income Tax Expense. As a result of the adoption of SFAS 142, we recorded non-cash charge to our income tax provision of $1.1 million during 2003 to increase the valuation allowance related to our deferred tax assets. This charge was required because we ceased amortizing goodwill for financial reporting purposes on March 1, 2002. As a result of the indefinite life of goodwill for financial reporting purposes, we cannot estimate the amount, if any, of deferred tax liabilities related to goodwill which will reverse during the period that our deferred tax assets reverse.

      Net Loss. Our net loss decreased $5.3 million, or 37.5%, from $14.1 million in fiscal 2002 to $8.8 million in fiscal 2003. This decrease is primarily the result of an expense for the amortization of goodwill of $2.9 million in fiscal 2002, combined with improved gross profit and lower operating expenses in fiscal 2003 offset by increased income tax expense of $1.1 million.

Quarterly Results of Operations

      The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended February 29, 2004. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter. Our net sales increased significantly and we had net income in the fourth quarter of fiscal 2004, primarily due to the general recovery in the semiconductor industry and from our sales and business development efforts in fiscal 2004 and the last half of fiscal 2003. We are continuing to make increased investments in developing new products and customers and, as a result of these expenditures, the length of our sales cycle, and the timing of customer orders, we do not expect our quarterly operating results in the first half of fiscal 2005 to reflect the results obtained in our fourth quarter of fiscal 2004 even as our industry continues to grow. In addition, during periods of growth in our industry, we will generally experience increases and decreases in customer orders that do not directly correlate with industry growth rates.

	Three Months Ended

	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 29,
	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands, except per share data)
Net sales	$5,132	$6,496	$5,826	$8,325	$5,284	$4,978	$7,543	$14,648
Cost of sales	4,289	4,873	5,022	6,926	4,677	4,000	6,399	11,094

Gross profit	843	1,623	804	1,399	607	978	1,144	3,554
Operating expenses:
Research and development	1,144	1,011	960	869	664	659	627	473
Selling, general and administrative	2,181	2,364	1,686	1,538	1,580	1,593	1,756	1,777

Total operating expenses	3,325	3,375	2,646	2,407	2,244	2,252	2,383	2,250

Income (loss) from operations	(2,482)	(1,752)	(1,842)	(1,008)	(1,637)	(1,274)	(1,239)	1,304
Other income (expense)	(153)	(163)	(165)	(146)	(121)	(132)	(133)	(132)

Income (loss) before income taxes	(2,635)	(1,915)	(2,007)	(1,154)	(1,758)	(1,406)	(1,372)	1,172

Income tax expense	(276)	(276)	(276)	(275)	(276)	(276)	(276)	(275)

Net income (loss)	$(2,911)	$(2,191)	$(2,283)	$(1,429)	$(2,034)	$(1,682)	$(1,648)	$897

Basic earnings per common share	$(0.51)	$(0.38)	$(0.40)	$(0.24)	$(0.32)	$(0.26)	$(0.26)	$0.14

Diluted earnings per common share	$(0.51)	$(0.38)	$(0.40)	$(0.24)	$(0.32)	$(0.26)	$(0.26)	$0.14

      The following table presents our historical results for the periods indicated as a percentage of net sales:

	Three Months Ended

	May 31,	Aug. 31,	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Nov. 30,	Feb. 29,
	2002	2002	2002	2003	2003	2003	2003	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	83.6	75.0	86.2	83.2	88.5	80.4	84.8	75.7

Gross profit	16.4	25.0	13.8	16.8	11.5	19.6	15.2	24.3
Operating expenses:
Research and development	22.3	15.6	16.5	10.4	12.6	13.2	8.3	3.2
Selling, general and administrative	42.5	36.4	28.9	18.5	29.9	32.0	23.3	12.1

Total operating expenses	64.8	52.0	45.4	28.9	42.5	45.2	31.6	15.4

Income (loss) from operations	(48.4)	(27.0)	(31.6)	(12.1)	(31.0)	(25.6)	(16.4)	8.9
Other income (expense)	(3.0)	(2.5)	(2.8)	(1.8)	(2.3)	(2.7)	(1.8)	(0.9)

Income (loss) before income taxes	(51.3)	(29.5)	(34.4)	(13.9)	(33.3)	(28.3)	(18.2)	8.0
Income tax expense	(5.4)	(4.2)	(4.7)	(3.3)	(5.2)	(5.5)	(3.7)	(1.9)

Net income (loss)	(56.7)%	(33.7)%	(39.2)%	(17.2)%	(38.5)%	(33.8)%	(21.9)%	6.1%

Liquidity and Capital Resources

      Since inception we have incurred operating losses. We have financed our operations from capital contributions and the incurrence of debt and capital lease obligations, aggregating $87.2 million as of February 29, 2004. We had an accumulated deficit of $32.6 million and negative working capital of $15.6 million as of February 29, 2004.

      As of February 29, 2004, we had indebtedness under three short-term revolving lines of credit of $23.5 million in the aggregate. We intend to repay this indebtedness from the proceeds of this offering and terminate these facilities. Since inception, YEC has guaranteed our debt obligations under our revolving lines of credit. After the offering YEC will no longer guarantee our indebtedness.

      On March 1, 2004, we entered into a $2.5 million revolving uncommitted secured credit facility expiring on February 28, 2005. This facility is not guaranteed by YEC. This credit facility is secured by accounts receivable and inventory. Our ability to borrow under this facility is subject to the lender’s discretion at the time of a draw. To date, we have borrowed $1.0 million under this facility and we intend to terminate it prior to completion of this offering.

      From February 28, 2003 to February 29, 2004, our accounts receivable increased from $5.1 million to $7.0 million, or 37.3%, our inventory increased from $5.1 million to $10.1 million, or 96.5%, and our accounts payable increased from $3.1 million to $5.5 million, or 73.3%. The increase in accounts receivable resulted primarily from the increase in net sales in the fourth quarter of fiscal 2004, and the increases in inventory and accounts payable resulted both from the increase in net sales and from our effort to prepare for anticipated net sales in fiscal 2005 resulting from the general recovery in the semiconductor industry and our sales and business development efforts. The percentage of our inventory comprised of raw materials and subassemblies increased during the same period to 89.7% from 78.9%, also primarily due to our efforts to prepare for anticipated net sales in fiscal 2005. Work in progress and finished goods do not typically comprise a significant portion of our inventory since we generally manufacture to order and ship our products upon completion.

      Net cash used in operating activities was approximately $9.2 million, $6.2 million, and $6.4 million in fiscal years 2002, 2003, and 2004, respectively. Net cash used in operating activities in fiscal years 2002 and 2003 was primarily due to operating losses and primarily funded by capital contributions from our shareholders and borrowings under our revolving lines of credit. Net cash used in operating activities in 2004 was primarily the result of our operating loss of $4.5 million and an increase in our accounts receivable and inventory of $1.9 million and $5.0 million, respectively, during fiscal 2004. These uses were offset primarily by depreciation and amortization expense of $2.1 million, deferred tax expense of $1.1 million, and an increase in accounts payable of $1.3 million, a capital contribution from YEC of $2.4 million and borrowings under our revolving lines of credit.

      Net cash used in investing activities was $5.4 million, $0.7 million, and $0.5 million in fiscal years 2002, 2003, and 2004, respectively. Investing activities during each of these years consisted primarily of capital expenditures, which were $5.1 million, $0.7 million, and $0.4 million in fiscal years 2002, 2003, and 2004, respectively. Capital expenditures for fiscal year 2002 were primarily the result of our relocation to our current manufacturing facility in that year. Capital expenditures in fiscal years 2003 and 2004 were primarily for manufacturing equipment and engineering and manufacturing software upgrades. We expect capital expenditures in fiscal 2005 to be approximately $1.0 million.

      For fiscal years 2002, 2003, and 2004 we generated net cash from financing activities of $14.8 million, $6.7 million, and $6.9 million, respectively, primarily as a result of borrowings under our revolving lines of credit and capital contributions by our shareholders.

      We are committed to making cash payments in the future in connection with our unsecured notes payable, capital leases and operating leases. We have no off-balance sheet debt or other unrecorded obligations and we have not guaranteed the debt of any other party.

Contractual Cash Obligations

      Below is a schedule of the future payments that we are obligated to make based on agreements in place as of February 29, 2004:

	Year Ending

	February 28,	February 28,	February 28,	February 29,	February 28,
	2005	2006	2007	2008	2009	Thereafter

	(in thousands)
Notes payable	$23,500	$—	$—	$—	$—	$—
Capital leases	16	15	8	5	—	—
Operating leases	1,012	1,023	978	981	969	710

Total contractual cash obligations	$24,528	$1,038	$986	$986	$969	$710

      Our future capital requirements will depend on many factors, including our sales growth, market acceptance of our existing and new systems, the amount and timing of our research and development expenditures, the timing of our introduction of new systems, expansion of our sales and marketing efforts, potential acquisitions, and working capital. We believe that our net proceeds from this offering, combined with our existing capital resources and cash generated from operations will be sufficient to meet our capital and operating needs for the foreseeable future. However, our long-term financing requirements will depend significantly on our ability to maintain sales in the event of a downturn in our industry, which is currently forecasted in 2006 and 2007, and our ability to reduce our expenses to the extent we are unable to maintain sales. We intend to enter into new credit facilities after the offering to replace the facilities being repaid and terminated in connection with the offering. We may seek to raise additional capital, and we may need to raise additional capital or debt financing to complete any acquisition. There can be no assurance that additional equity or debt financing, if required, will be available on satisfactory terms, or at all. Because our credit will not be enhanced in the future by a YEC guaranty, we do not expect future debt financing arrangements to be available to us on terms or conditions as favorable as we have received in the past.

Recent Accounting Pronouncements

      In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition”, which updates the previously issued revenue recognition guidance in SAB 101, based on the Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on our financial position, results of operations or cash flows.

      In December 2003, the FASB issued a revision of FIN 46, “Consolidation of Variable Interest Entities” (FIN 46R). FIN 46R applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. FIN 46R provides guidance for determining when an entity should consolidate a variable interest entity. The interpretation is effective for periods ending after December 31, 2003. We have no contractual relationship or other business relationship with a variable interest entity, and therefore the adoption will not have an effect on our results of operations or financial position.

Quantitative and Qualitative Disclosure of Market Risks

      Under our supply agreement with YEC, we share with YEC equally in the exchange rate differential from the shipment date until the payment date based on a comparison of the exchange rate at the time of shipment and the average exchange rate the month before payment. We may in the future seek to hedge this exchange rate exposure.

      We do not currently engage in commodity futures trading or hedging activities and do not participate in derivative financial instrument transactions for trading or other speculative purposes. In addition, we do not engage in interest rate swap transactions that could expose us to market risk.

BUSINESS

Overview

      We design, manufacture, and integrate highly customized automation and airflow management solutions for semiconductor equipment manufacturers, or OEMs. Our unique solutions leverage our design and integration expertise and core technology building blocks to produce complete, custom systems to meet customer-specific requirements. Our building blocks, which we also provide on a stand-alone basis, consist primarily of automated wafer handling components, including robots, controllers, software and aligners, and airflow management products, including mini-environments, fan filter units, chemical vapor filtration, and temperature and humidity control systems. Many of the integrated solutions we design and manufacture, such as equipment front-end modules, are critical systems used in the production of semiconductor devices.

      We focus exclusively on satisfying the needs of OEMs, enabling them to offer competitively differentiated wafer processing solutions to semiconductor device manufacturers. We believe our automated wafer handling, airflow management, and systems integration expertise have made us a key value-added partner for many OEMs. Our largest three customers by net sales for fiscal 2004 were Applied Materials, Inc., Axcelis Technologies, Inc., and Novellus Systems, Inc.

      We were formed in May 2000 to acquire the Isolation Technology Division of Huntair, Inc., a privately held maker of specialty airflow management products, and join our airflow management technology with the automation expertise of Yaskawa Electric Corporation, or YEC. We have a strategic relationship with YEC, the beneficial owner of 94% of our outstanding capital stock prior to this offering, to supply us with automation components used in systems we sell to our customers.

Industry Background

      The increasing demand for advanced electronics, including data and telecommunications equipment, consumer electronics, and wireless applications, has driven the demand for smaller, faster, more complex and less expensive semiconductor devices, or integrated circuits. According to the Semiconductor Industry Association, worldwide semiconductor sales totaled $166 billion in 2003 and are expected to grow to $220 billion in 2006. In response to these demands, semiconductor device manufacturers are requiring that OEMs improve current and develop new manufacturing process technologies to increase throughput, lower manufacturing costs, and produce more advanced devices. These market forces have created an increase in the demand for next generation semiconductor manufacturing equipment designed to meet the growing demands of today’s advanced applications. According to Gartner Dataquest, worldwide sales of atmospheric tool automation, which includes interfaces, robots, and modules, used in semiconductor manufacturing equipment totaled $301 million in 2003 and is expected to peak at approximately $558 million in 2006 before declining in the next industry down cycle to approximately $400 million in 2007. We believe that our total market opportunity exceeds these numbers, as captive production by OEMs and others of certain components and systems that we offer, such as mini-environments, are not tracked by Gartner Dataquest.

      The manufacturing process for semiconductors can generally be divided into two phases. The first phase, or front end, of the manufacturing process involves forming hundreds or thousands of integrated circuits by selectively depositing and removing layers of materials on the surface of a 200mm or 300mm silicon wafer in a tightly controlled environment called a process chamber. The second phase, or back end, of the manufacturing process involves testing, assembling and packaging the devices for their ultimate inclusion in electronic systems.

      Semiconductor device manufacturers, and the OEMs who supply them, require equipment that will increase the reliability, yield, and throughput of the semiconductor device manufacturing process. Reliability, or uptime, refers to the amount of time the equipment is available to process silicon wafers. Yield refers to the proportion of functional semiconductor devices at the end of the manufacturing process, and throughput is the number of silicon wafers processed during a certain period of time.

      Given the increasing complexity and smaller feature sizes associated with today’s advanced semiconductor devices, it is essential to protect or isolate the silicon wafers from contamination during the manufacturing process resulting from human contact or airborne particles surrounding the process equipment. This contamination control is achieved primarily by managing airflow in the wafer processing chamber and automating the handling of the wafers with automated equipment.

      In order to ensure a reliable manufacturing process that results in higher throughput and yield, the following requirements need to be addressed:

•	prevention of particle contamination,

•	minimization of wafer handling,

•	precise environmental control,

•	distribution of air, gases, liquids and power, and

•	the integration of these sub-systems and services into a front-end system.

Trends in Semiconductor Manufacturing

      We have observed three major technology transitions in semiconductor device manufacturing that, in addition to the need for additional manufacturing capacity, we believe will play an important role in driving increased demand for semiconductor capital equipment over the next several years. These technology transitions, each of which requires new manufacturing and process equipment, are:

Increases in 300mm Wafer Production. Leading semiconductor manufacturers are implementing large-scale production on 300mm wafers in order to increase productivity and reduce costs, as compared to 200mm wafers. 300mm wafers require new designs for process equipment and many OEMs have been increasingly developing new equipment platforms for 300mm wafers since the mid-1990s. According to Gartner Dataquest, shipments of 300mm process equipment accounted for 26% of industry equipment shipments in 2001, 40% in 2002, and 52% in 2003.

Movement to Smaller Geometries. Smaller feature sizes on an integrated circuit enable semiconductor manufacturers to improve the performance and processing speed of integrated circuits. Geometries of advanced devices are moving from 180 nanometer (1nm = one billionth of a meter) to 130nm, and are expected to move to 90nm and below in the near future. Working with smaller semiconductor geometries increases the need for reliable and precise environmental controls during the manufacturing process.

Introduction of New Materials. Changes in materials and processes — such as the use of copper instead of aluminum for interconnects and the use of new insulating materials including low-k dielectrics — are being used to achieve higher speed and performance. These changes in materials and processes are requiring new equipment and technologies.

Trends in Semiconductor Capital Equipment

      Clean Environments and Advanced Wafer Handling Are Becoming More Critical. Industry trends toward smaller, more advanced semiconductor devices have resulted in a significant need to reduce the size of critical defects during the semiconductor manufacturing process. The critical defect size is the dimension of the largest allowable defect on the wafer surface that will not affect the integrity of the completed semiconductor device. Defects can frequently be caused by particles, which may be airborne or transmitted through physical contact. To minimize critical defects, device manufacturers have used clean rooms to tightly control the environment in which devices are processed.

      The clean environment necessary to minimize critical defects is expensive and difficult to maintain for an entire clean room. Increasingly, airborne particles are controlled by isolating process equipment with sealed enclosures, called mini-environments, which are pressurized by the downward inflow of filtered air in vertical, straight and uniform flow. Mini-environments are able to produce ultra-clean environments in a more cost-effective manner than building and maintaining an entire clean room.

      Within the semiconductor industry, human operators have always been a major source of critical defect-causing particles. Current generation process equipment employs advanced automated wafer handlers, or robots, to move wafers inside the mini-environments to protect or isolate them from these particles. Increasingly, attention is turning to these robots and other moving equipment inside process equipment itself as potential sources of particles and contamination. In order for process equipment to succeed in meeting yield specifications, the robots used in the equipment must be increasingly cleaner and less damaging to the wafers.

      The Shift to Outsourcing is Increasing. OEMs have historically designed, manufactured, and integrated the majority of the components used in their equipment. Due to the greater complexity and expense of developing next-generation equipment, we believe OEMs are increasingly outsourcing the design, manufacture, and integration of critical sub-systems to select suppliers having specific expertise. Outsourced sub-systems include wafer handling, mini-environments and airflow management, gas and chemical distribution, vacuum, and power management and distribution.

      We believe the growth in outsourcing is primarily driven by:

•	the need for more stringent processes to control wafer contamination and minimize critical defects, leading to specialized airflow management and automation specifications that are difficult to achieve,

•	the need of OEMs to leverage the resources, infrastructure, and expertise of their suppliers, and

•	competitive pressures on OEMs to focus on their core expertise and increase differentiation.

      By partnering with selected sub-system suppliers, OEMs are able to obtain:

Custom Designed Sub-systems. There are more than 30 categories of semiconductor process equipment, each with its own specialized requirements. Even within a single process equipment category, OEMs need to differentiate their products to remain competitive, and the equipment of different OEMs may have widely varying and unique requirements. We believe standardized sub-systems are frequently unavailable or are unsuited to these specialized needs of OEMs. By partnering with experienced suppliers who have the ability to develop custom solutions to meet specific requirements, OEMs are able to deliver more robust and differentiated solutions to their customers.

Design and Compliance Expertise. OEMs require their major suppliers to have extensive knowledge of both semiconductor processes and industry standards for compatibility, operation, and safety. In cases of major outsourced sub-systems such as wafer handling and airflow management, the OEM often seeks a partner whose expertise and knowledge in these areas exceeds their own.

Increased Operational Flexibility. We believe that OEMs seek to establish partnerships with value-added suppliers who provide them with increased operational flexibility, enabling OEMs to more readily adapt to industry demand fluctuations and reduce their infrastructure.

Solutions and Growth Strategy

      Our objective is to be the leading supplier of advanced automation and airflow management solutions critical to semiconductor manufacturing. We design, manufacture, and integrate highly customized and reliable products that enable our OEM customers to provide competitively differentiated solutions with cost-of-ownership advantages. Our approach enables our OEM customers to increase their operational flexibility and to reduce their design and manufacturing infrastructure. We believe our solutions and capabilities will allow us to grow our market share with leading semiconductor equipment providers.

      Key elements of our solutions and growth strategy include:

      Maintaining Close Working Relationships with OEMs. By working closely with our OEM customers to create customized solutions to meet their specific needs, we enable them to offer competitively differentiated wafer processing solutions. In doing so, we have established long-term, collaborative relationships with these customers and have become closely involved in their product development plans, enabling us to understand the economics and competitive dynamics of their product offering. We work with our OEM customers to align our research and development efforts to meet their cost and performance objectives. We believe we will increase our market share by continuing to enhance our relationships with our current customers, and by establishing similar close relationships with other OEMs.

      Focusing on Our Core Competencies. By maintaining our focus on our specific core competencies, we allow our OEM customers to focus their resources on their own areas of expertise. We believe our focus provides our customers with a variety of significant benefits, including:

Customization. We offer customization not typically found in our industry or offered by our competitors. By using our core technology building blocks, we seek to provide unique solutions designed to precisely and efficiently meet our customers’ specific technology requirements, footprint objectives, and reliability goals. We believe this allows our OEM customers to deliver higher quality and more differentiated solutions to their customers.

Expertise in airflow management and contamination control. Our ten years of expertise in airflow management and contamination control enables us to create solutions that minimize particle contamination and optimize environmental control. This experience also enables us to select components and materials that will maximize the cleanliness of our airflow management products. We typically offer contamination control assistance to our customers and help them select cleaner components and better designs for their own equipment. We also apply our contamination control expertise to the design and operation of the wafer handling systems, resulting in optimal performance of the overall system.

Expertise in automated wafer handling. We collaborate with YEC to design and develop automated wafer handling solutions. Our and YEC’s combined expertise yields custom automation solutions that deliver superior reliability in a system designed to meet specific customer requirements.

      We believe we have expertise in the design and integration of airflow management and automated wafer handling equipment due to our substantial experience in this business, and because many of our customers, who are leaders in their industries, have informed us that our expertise has been an important factor in their decision to continue choosing us as their supplier.

      Maintaining Focus on 300mm Manufacturing. We have a particular expertise in airflow management and automation systems developed for 300mm manufacturing applications. We have been designing components and systems specifically for 300mm applications since the late 1990s, and have dedicated research and development resources to 300mm manufacturing since that time. We believe our long-standing focus on, and commitment to, the 300mm market differentiates us from competitors that continue to develop 200mm systems or have only recently begun serving the 300mm market. In fiscal 2004, 86% of our net sales were from 300mm components and systems.

      Delivering Extended Infrastructure Solutions and Services. We closely partner with our OEM customers and provide them with a complete infrastructure solution from design through manufacturing. By providing the entire required infrastructure, we can function as a seamless extension of our customers’ operations, enabling our OEM customers to increase their operational flexibility and more readily adapt to industry demand fluctuations. Our unique approach allows us to customize a mix of technology, manufacturing, and services to provide an outsourced solution that meets each of our OEM’s specific needs. We intend to continue to capitalize on the increased outsourcing of sub-systems by OEMs and to focus on offering total integration capabilities to grow our business and expand our market share.

      Supporting Our OEM Customers Worldwide. We support our OEM customers directly and in conjunction with YEC through a network of strategically located offices. Our support capabilities enable us to resolve issues and quickly return equipment to operation at installed locations worldwide.

      Pursuing Strategic Relationships and Acquisitions. We may expand our product line and integration capabilities through the acquisition of complementary businesses and technologies. In addition to opportunistic acquisitions, we may also consider selectively licensing additional technologies or entering into strategic relationships if we believe those licenses and relationships would enable us to secure new customers, offer additional or superior products and services, or expand our technological capabilities.

Strategic Relationship

      Yaskawa Electric Corporation. YEC is a leading developer and manufacturer of a broad array of electro-mechanical products, including MOTOMANTM industrial robots, clean robots, inverters, servo motors and programmable motion controllers for use in various types of highly advanced machinery. YEC also manufactures and markets an array of factory automation products for integrated manufacturing systems, as well as various heavy electrical products, including induction motors, generators, switches and breakers. In recent years, YEC has expanded the scope of its overseas activities, which it carries out through an international network of offices, subsidiaries and affiliates. YEC has four primary lines of business:

•	motion control,

•	robotics automation,

•	system engineering, and

•	information systems.

      Founded in 1915, YEC is headquartered in Kitakyushu, Japan and reported net sales of approximately $2.3 billion for its fiscal year ended March 20, 2004. YEC had 75 subsidiaries, 27 affiliated companies, and 7,720 employees worldwide as of March 20, 2003.

      Our Relationship. YEC is our corporate parent and strategic partner. We were organized by YEC in May 2000 to acquire the Isolation Technology Division of Huntair, Inc. The primary purpose of the transaction was to combine the expertise of Huntair’s Isolation Technology Division in the design, manufacture, and testing of airflow management systems with YEC’s worldwide infrastructure and expertise in reliable automation solutions. Since our inception, substantially all of the automated wafer handling components used in our solutions have been manufactured and supplied to us by YEC. We have worked closely with YEC in the design, development, and testing of these automated wafer handling components for the purpose of more effectively meeting the needs of our OEM customers.

      Pursuant to our supply agreement with YEC, we have the exclusive right to sell YEC’s automation components in our integrated products or on a stand-alone basis for use in semiconductor manufacturing equipment to customers located in the Western Hemisphere. In addition, we have the exclusive right to sell YEC’s current semiconductor-related automation components worldwide to current subsidiaries of Applied Materials, Inc., KLA-Tencor Corporation, and Novellus Systems, Inc. Under the terms of the agreement, our prices for these components will be no higher than the prices

YEC charges to any other customer for comparable products. We also have the non-exclusive right to sell YEC’s current semiconductor related automation components to subsidiaries of companies with world headquarters located in the Western Hemisphere. We anticipate working with YEC to pursue and support customers outside of the Western Hemisphere, but have no agreement or understanding to be able to do so.

      We have collaborated and will continue to collaborate with YEC on research and development initiatives relating to automation solutions. We do not have any indemnification arrangements with YEC with regard to the products we have jointly designed and developed with them. We have a perpetual, royalty-free license to use any of the technology created in connection with these initiatives in the semiconductor manufacturing equipment industry. The license is exclusive in the Western Hemisphere and non-exclusive elsewhere.

      As a part of our relationship with YEC, we have employed dual status engineers who have come to us from YEC to assist in the optimization of the YEC automation products and collaboration with YEC on research and development initiatives. We currently employ eight YEC dual status engineers. These engineers primarily work on the development or design of YEC automation equipment we use in the systems we sell.

Products and Technologies

      Our highly-customized automation and airflow management solutions are critical to the systems used in the front-end of the semiconductor manufacturing process. Our solutions are based on the following technology building blocks:

Airflow Management Products

      The primary objective of airflow management solutions is the reduction of potentially damaging airborne particles. This is accomplished through filtration and slight pressurization of a sealed enclosure called a mini-environment. Improved clean environments are also achieved through the careful control of airflow parameters, including velocity, direction, turbulence, and pressurization. Other aspects of airflow management include temperature and humidity control, and chemical vapor filtration.

      The design of our airflow management solutions typically begins with computation fluid dynamic, or CFD, modeling. CFD modeling is used to visualize airflow speed and direction, pressurization, temperature gradients, and migration of chemical vapors based on known molecular properties. CFD modeling allows us to visualize how a system will perform before we begin manufacturing.

      Our focus is on providing OEMs with complete airflow management systems designed to address the specific requirements of each application. We apply our technology building blocks listed below as needed to construct airflow management systems for semiconductor manufacturing applications.

Fan Filter Units. Fan filter units are self-contained systems made of aluminum or steel and are engineered to fit specific process tools and equipment front-end module requirements. We design and manufacture our fan filter units to use advanced, high-efficiency ultra low particle air, or ULPA, filtration, made from polytetrafluoroethylene, or PTFE. Our fan filter units are equipped with high-efficiency, backward-curved impeller fans powered by variable frequency drives. When combined with our proprietary automatic pressure control system, our fan filter units will self-regulate fan speed to match the pressure in the mini-environment to ambient conditions and changes. This automated feature reduces the time and labor spent on manually adjusting fan speed and balancing system pressurization.

Temperature/Humidity Control Systems. Temperature/ humidity control systems are used for processes that require precise control of temperature and humidity in the mini-environment. Our systems are specifically designed to be embedded into our mini-environments or a customer’s system and are capable of controlling temperature to ±0.05 Celsius and relative humidity to ±0.5%.

Chemical Vapor Filters. Chemical vapor filters fit inside ductwork or at the inlet of a fan filter unit and remove specific airborne molecular contaminants, or AMCs, such as organic, alkaline, and acidic compounds. These filters are used for process applications that are sensitive to AMCs — such as photolithography tracks, steppers, and mask writers — and for all processes in geographic regions, including areas near agriculture, bodies of saltwater, and sources of pollution, where ambient AMC conditions may negatively impact semiconductor fabrication. Our UltrachemTM line of filters performs at the one part-per-billion level required for advanced photolithography and other chemically sensitive semiconductor processes.

Mini-environments. Mini-environments are sealed enclosures that are slightly pressurized relative to their surroundings by the vertical, straight and uniform inflow of highly filtered air. Mini-environments are critical for many process applications where the wafer is exposed to atmospheric conditions. Our mini-environments consist of aluminum or steel frames enclosed in hinged or removable aluminum or plastic panels. Airflow into the mini-environment usually originates in a fan filter unit mounted to the top of the frame.

Automated Wafer Handling Components

      We collaborate with YEC on the design and development of automated wafer handling components for the semiconductor equipment market. Our components consist of:

Robots. We primarily offer Selective Compliant Assembly Robot Arm, or SCARA, robots. Our robots typically have three to five axes of motion and are manufactured in Japan by YEC. They are designed for reliability and highly repeatable motion in horizontal planes. These robots feature encoders with integral battery backup on all axes, and multi-axis coordinated motion control designed to increase reliability, throughput, and wafer-placement accuracy.

We offer a number of different SCARA type robots, including single- and dual-arm models, and several innovative models which feature two wafer-gripping end effectors attached to a single arm. We also can provide SCARA robots that are compatible with wet environments and are chemical resistant, and others that can be used to flip the wafer upside down for backside processing.

Our robots typically receive motion control instructions from separate computers called controllers. These controllers are programmed with firmware and software. In many cases, we or YEC will develop specific firmware and software for a particular application as another form of customization for OEMs.

Linear Tracks. Our robots can be mounted to linear tracks to allow them to rapidly move horizontally over distances longer than the reach of the robots themselves. We offer two types of linear tracks for use with our robots. The DX series tracks use ballscrew drive technology for short- to medium-stroke applications. The LX series tracks use YEC’s proprietary linear motor drive technology for long-stroke applications. LX series tracks are designed for increased speed, reliability, and reduced vibration and noise.

Aligners. Aligners are devices that rotate a wafer about its center for the purpose of positioning identifying marks or features at specific angular positions. Some aligners are also used to find the true center of the wafer for improved placement by the robot. We offer several different application-specific YEC aligners. We offer aligners with vacuum gripping technology for both 200mm and 300mm wafers. We also offer a model that is capable of aligning both 200mm and 300mm wafers by making mechanical adjustments controlled with software. Our newest aligner for 300mm grips the wafer mechanically along the edge for improved performance by reducing particle contamination on the backside of the wafer.

End Effectors. End effectors are the part of the robot that holds the wafer. End effectors typically come in two types — vacuum-gripping and edge-gripping. Our robots are compatible with both types, and we offer both types of end effectors to our customers.

End effectors are often provided by YEC along with the robot. In some cases, however, we design and manufacture end effectors for further customization or to contribute our expertise in contamination control. Recently, we have developed and implemented a unique five-wafer edge-gripping end effector for one of our OEM customers, enabling it to increase throughput through batch wafer handling. We have other end effectors available for high temperature applications and dual use with 200mm and 300mm wafers.

300mm Equipment Front End Modules

      We design, manufacture and integrate equipment front-end modules, or EFEMs, that are sub-systems of semiconductor process equipment. Typically, our EFEMs are customized to meet each customer’s specific requirements. Some of our EFEMs are also designed for use with our customers’ 300mm bridge tools and are compatible with both 300mm and 200mm wafers. The purpose of an EFEM is to receive wafers in a transport pod from the factory transport system and to enable the wafers to be introduced into the semiconductor process equipment. The EFEM has two or more loadports which accept and open the pod. A robot withdraws the wafers from the pod and moves them into the process equipment or to an intermediate robot. After processing, the robots in an EFEM receive the wafers from the processing equipment and reintroduce them into the transport container pod. During this procedure, an EFEM is designed to maintain a clean and pressurized environment.

      Our EFEMs may contain some or all of the following subcomponents:

•	frame and panels, comprising a mini-environment enclosure;

•	one or more robots;

•	aligner;

•	linear tracks;

•	robot controller with firmware and software;

•	one or more loadports;

•	distribution sub-systems for gases, fluids, air, vacuum, and electricity;

•	fan-filter unit; and

•	chemical vapor filters.

      We are able to assemble all of our components and sub-systems and integrate sub-systems designed by others to produce an integrated EFEM solution customized to meet an OEM’s specific requirements.

Research and Development

      Our research and development efforts are focused on developing and improving our components, sub-systems, and solutions to meet our customers’ needs. We collaborate with our OEM customers to anticipate changes in technology requirements, market demands and industry standards, and align our research and development efforts to match our customers’ development cycles. We also collaborate with YEC on research and development initiatives relating to automation solutions. Historically, YEC has reimbursed us for the costs related to joint research and development projects. The costs of these development initiatives will generally be borne by us beginning in fiscal 2006. The semiconductor industry continues to experience rapid technological change, requiring us to work continually with our customers to innovate and introduce new products and features. As of May 24, 2004, we employed more than 25 engineers engaged in technology and product development. Our technology expertise is demonstrated in our products, which incorporate mechanical and electrical engineering, industrial design, and software engineering.

      Research and development expenses, net of YEC reimbursements, were $4.6 million in fiscal 2002, $4.0 million in fiscal 2003 and $2.4 million in fiscal 2004. We incurred expenses for research and development of our core technologies of $0.6 million in fiscal 2002, $0.4 million in fiscal 2003, and $0.2 million in fiscal 2004. The remaining research and development expenses were incurred for customer-specific products. In fiscal 2004, we also incurred costs for customer-sponsored research of $0.2 million in fiscal 2004, which we capitalized. In addition, YEC reimbursed us $0.3 million, $0.6 million and $0.9 million in fiscal 2002, 2003, and 2004, respectively, for salaries of our dual status engineering employees in connection with the development of robots and automation components we use in the systems we sell. We continue to invest in product development to maintain our technology and market position. Areas of focus include new products for 300mm platforms and product improvements in the areas of materials, reliability, and high-temperature performance. We anticipate increased spending for research and development in fiscal 2005 compared to fiscal 2004.

Manufacturing and Integration

      We are able to produce reliable, cost-effective systems as a result of our design and engineering know-how, manufacturing and integration expertise, and commitment to quality. In order to meet our customers’ strict requirements for timely delivery of quality products, we have established manufacturing operations that enable us to provide wafer handling and airflow management systems on a just-in-time basis.

      Our manufacturing capabilities include the assembly and testing of components and sub-systems, which we integrate into more comprehensive systems. We also manufacture and deliver separately wafer handling or airflow management systems.

      Our broad range of capabilities enables us to rapidly develop custom manufacturing specifications, provide precise and repeatable manufacturing, and perform final integration of systems. All manufacturing occurs in our clean manufacturing facility in Portland, Oregon.

      Our manufacturing process is highly flexible, enabling our customers to adjust system configurations throughout the manufacturing process. We have also established both assembly-cell and progressive-line manufacturing capabilities to meet the changing mix of product demand. We consider our flexible manufacturing, customization, and integration capabilities to be distinct competitive advantages.

      We believe our close relationships with key suppliers for specific volume services like metal fabrication enable us to receive a level of supplier support that substantially strengthens our competitive advantage. We also maintain limited fabrication infrastructure for prototyping and low-volume manufacturing.

Sales, Marketing and Support

      We sell our products and services to customers in North America through a direct sales force comprised primarily of account managers and inside sales support staff. We also will continue to selectively pursue international sales. Each account is assigned to one or more account managers who are responsible for the day-to-day management of that account. Each account manager also is responsible for developing relationships with new customers, along with members of our senior management team.

      We support our customers worldwide directly and through the support network of YEC. The level and type of support that we provide each of our customers varies depending on the needs of that customer, and are typically part of our supply contracts. The types of support we offer include:

•	installation services;

•	a fixed rate repair service program for our installed base; and

•	mini-environment balancing and certification services.

      We provide sales and support through our Portland, Oregon headquarters, as well as through offices in Santa Clara, California; Austin, Texas; and Boston, Massachusetts. For some of our customers, we maintain support personnel on location to respond quickly to that customer’s needs.

      Sales of our products and services typically results from our efforts to establish a long-term relationship with a customer. For prospective customers, we must demonstrate our ability to provide high-quality products and go through a typically lengthy, rigorous qualification process. In certain cases, we may initially provide a customer with airflow management components or wafer handling components only, without other sub-systems, as a first step in developing a broader relationship. Once we have established a customer relationship, we seek to broaden our offering to fully integrated automation and airflow management solutions.

      Our initial sales cycle for new products can last from 4 to 18 months. Factors that tend to lengthen the sales cycle are the product development and sales cycle of our OEM customer, the complexity of the product, and the length of the evaluation and testing period. The complexity of new products typically requires a lengthy development and testing process prior to manufacturing the product. This process can last as long as 18 months from our first contact to production-volume delivery. For established or less complex products, the sales cycle frequently ranges from four to twelve weeks.

Customers

      We exclusively market and sell our solutions to OEMs for use in their semiconductor manufacturing equipment. Because the semiconductor capital equipment industry is highly concentrated, we are substantially dependent on a small number of customers.

      Our top three customers by net sales for fiscal 2004 were:

•	Applied Materials, Inc.

•	Axcelis Technologies, Inc.

•	Novellus Systems, Inc.

      These three customers in the aggregate accounted for 41%, 73%, and 83% of our net sales for fiscal 2002, 2003, and 2004, respectively. Each of these customers accounted for more than 10% of our net sales in fiscal 2004. Sales to Applied Materials represented 18%, 45%, and 59% of our net sales for fiscal 2002, 2003, and 2004, respectively.

      Generally, our customers will only place orders with suppliers who continue to meet their qualification criteria. The initial qualification process is lengthy and involves the inspection and audit of our facilities by our customers, an evaluation of our capabilities, including engineering, documentation, manufacturing, and quality control processes and procedures, before customers place volume orders for our products.

Intellectual Property

      Our success depends in part upon our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. We rely on trade secret laws, know-how, contractual provisions and, to a lesser extent, patents and trademarks, to protect our proprietary rights, including technology that we have decided not to patent or trademark, or which is not capable of formal protection. These measures may not be sufficient to prevent misappropriation of our intellectual property and our competitors may be able to design around our technology or develop competing technologies and know-how. These measures do not necessarily give us the right to make, use and sell our products and services.

      We work closely with our customers and sometimes jointly design and develop automation and airflow management solutions for their semiconductor process equipment. When we develop custom technology and products with or for a customer, we maintain ownership of our core technology and usually retain the aspects of new technology and products that we design. The customer usually retains ownership of the technology and products that the customer develops or for which the customer provides the specifications. Our rights in any jointly-or custom-developed technology or products is often limited to the supply of products and services to that customer. Other than contractual rights we may negotiate with our customer, we may not have the capability to, and generally do not attempt to, formally protect the design of our solutions.

      In addition, we frequently jointly develop with YEC the automation aspect of our solutions. YEC has agreed that we have a perpetual, royalty-free license to use any of the technology created in connection with these developments in the semiconductor manufacturing equipment industry. The license is exclusive in the Western Hemisphere and non-exclusive elsewhere.

      We have five issued United States utility patents and two pending United States patent applications. The issued patents expire from 2014 to 2019 and these patents are generally directed to the following devices and/or methods:

•	airflow control valves for clean rooms and mini-environments within tools;

•	environmental control systems with a remove fluid system coupled to individual environmental control units at individual tools;

•	modular fan filter units;

•	devices for providing a uniformly distributed vapor flow; and

•	airflow devices for automatically controlling the volumetric flow rate of air through an air handling system.

      One of the issued patents is subject to a fully paid, non-exclusive worldwide and perpetual license to Huntair, Inc. We do not know whether our current patent applications, or any future patent applications that we may file, will result in a patent being issued with the scope of the claims we seek, or result in the patent being issued at all. Although we believe our patents have value, we do not believe we have a material dependence on our patents or that our patents will exclude others from competing with us.

      We require our employees, including executive officers, to enter into standard agreements pursuant to which the employee agrees to keep confidential all of our proprietary information and assign to us all inventions while they are employed by us. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. In addition, our trade secrets could become known to, or independently developed by, others.

Backlog

      We schedule production of our systems based upon order backlog, informal customer commitments and general economic forecasts for our markets. We generally include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within 90 days. For a variety of reasons, including the timing of shipments, product mix of customer orders, and possible changes in product delivery schedules, backlog may not be a reliable measure of future sales for any succeeding period. As of February 29, 2004, our backlog was approximately $8.7 million, compared with approximately $3.5 million at February 28, 2003.

Competition

      The market for our airflow management and automation solutions is competitive and rapidly evolving. We compete with a number of foreign and domestic suppliers, many of whom have greater financial, technical, manufacturing and marketing resources than we do. Our principal competitors are

Asyst Technologies, Inc. and Brooks Automation, Inc., who compete against us in the design and manufacture of EFEMs and certain airflow management products. In addition, many OEMs maintain their own airflow management and automation capabilities. We also face competition for automation components from competitors such as Newport Corporation, Rorze Corporation and Kawasaki Heavy Industries, Ltd.

      The principal competitive factors in our market are:

•	technological and manufacturing capabilities;

•	historical customer relationships;

•	product quality, reliability and price;

•	customer service and support;

•	design-to-delivery cycle time;

•	total cost-of-ownership; and

•	product footprint.

      We believe we compete favorably with respect to these factors, and believe we are substantially differentiated from our competitors by our emphasis on:

•	customization;

•	sales only to OEMs;

•	flexible business approach matching the needs of the OEM customer;

•	offering a complete manufacturing and integration solution; and

•	expertise in high-mix, low-volume manufacturing.

Employees

      As of May 24, 2004, we had 165 full-time employees and 23 temporary employees, including 27 in research and development, six in sales and marketing, 17 in finance and administration, and 138 in operations. Included in this number of employees are 14 YEC dual status employees, including six in research and development, two in operations, and six in finance and administration. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Facilities

      Our corporate headquarters and manufacturing facility are located in Portland, Oregon totaling approximately 177,000 square feet in two buildings, including 35,205 square feet in clean manufacturing and 44,990 square feet in fabrication. The lease agreements for these facilities expire in December 2010. We also occupy additional research and development space in Santa Clara, California under a month-to-month oral sublease agreement. We believe these facilities will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

      From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. As of the date of this prospectus, we are not involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages and positions as of June 1, 2004 are as follows:

Name	Age	Position

Koki Nakamura	53	Chairman of the Board of Directors
Gregory A. Marvell	42	President, Chief Executive Officer and Director
James W. Cruckshank	49	Chief Financial Officer
Koichi Takamiya	43	Senior Vice President of Corporate Planning and Secretary
Bruce S. MacGibbon	35	Vice President of Technology and Chief Technology Officer
Albert H. Shiina	42	Vice President of Marketing and Sales
David E. Benson	47	Director
Yoshikatsu Minami	44	Director
Osamu Motomatsu	45	Director
Raymond A. Link	50	Director
Merrill A. McPeak	68	Director

      Koki Nakamura. Mr. Nakamura has served as our Chairman of the Board of Directors since May 2000. Mr. Nakamura also served as our Chief Executive Officer from May 2000 to March 2004. From March 1976 to June 2000, he was employed at Yaskawa Electric Corporation, where he held several management positions including Director of the Semiconductor System Engineering Department from December 1999 to June 2000. Mr. Nakamura holds a B.S. and a M.S. in control engineering from the Kyushu Institute of Technology in Japan.

      Gregory A. Marvell. Mr. Marvell has served as our Chief Executive Officer since March 2004 and as our President as well as a director since June 2000. Mr. Marvell also served as our Chief Operating Officer from June 2000 to March 2004. From January 1994 to June 2000, he was employed at Huntair, Inc., where he was the co-founder and Vice President of the Isolation Technology Division. From June 1992 to December 1993, Mr. Marvell was employed as the Vice President for Engineering and Operations at Intelligent Enclosures Incorporated, a supplier of products and services for the semiconductor equipment sector. He also served in numerous technical and management positions at IBM Corporation from June 1982 to August 1992. Mr. Marvell holds an Associates degree in engineering from New Hampshire Technical Institute.

      James W. Cruckshank. Mr. Cruckshank has served as our Chief Financial Officer since March 2004. Since November 2003, Mr. Cruckshank has been a partner in Tatum CFO Partners LLP, a nationwide partnership that provides financial and information technology leadership. From March 2000 to February 2004, Mr. Cruckshank served as Chief Financial Officer for a number of companies including construction, retail, and emerging technology companies. From January 1999 to February 2000, Mr. Cruckshank was Vice President and Chief Financial Officer of Assisted Living Concepts, Inc., a publicly traded company. Assisted Living Concepts, Inc. voluntarily filed for bankruptcy protection in October 2001 under Chapter 11 of the United States Bankruptcy Code. From February 1984 to January 1999, Mr. Cruckshank was Corporate Controller and Assistant Treasurer of Schnitzer Steel Industries, Inc., a publicly traded company. Prior to that Mr. Cruckshank was with PricewaterhouseCoopers for six years. He holds a B.B.A. in Accounting, Marketing and Management from the University of Portland and a M.B.A. in Finance from The University of Notre Dame.

      Koichi Takamiya. Mr. Takamiya has served as our Senior Vice President of Corporate Planning and Secretary since June 2000. From March 1983 to June 2000, Mr. Takamiya was employed at Yaskawa Electric Corporation, where he was Manager of the Corporate Planning Division and also

Manager of Business Planning for Semiconductor System Engineering Department. Mr. Takamiya holds a B.S. in commercial law from Seinan Gakuin University in Japan.

      Bruce S. MacGibbon. Mr. MacGibbon has served as our Vice President of Technology since June 2000 and Chief Technology Officer since May 2001. From August 1994 to April 2000, Mr. MacGibbon was employed at Huntair, Inc., where he was the Director of Research and Development. Mr. MacGibbon previously worked as an engineer in the microelectronics fabrication divisions at Intel Corporation and IBM Corporation. Mr. MacGibbon holds an Associates degree in engineering science from the State University of New York and a B.S., M.S. and Ph.D. in mechanical engineering from Clarkson University.

      Albert H. Shiina. Mr. Shiina has served as our Vice President of Marketing and Sales since August 2001. From October 1990 to August 2001, Mr. Shiina was employed at Yaskawa Electric Corporation, where he held several management positions including Vice President of Marketing and Sales, Director of Engineering, and Assistant Manager of Development and Marketing. Mr. Shiina holds a B.S. in natural sciences from Muhlenberg College and a M.S. in biomedical engineering from Boston University.

      Yoshikatsu Minami. Mr. Minami has served as a director since April 2004. Mr. Minami has served as the General Manager of Robotics Automation Division of Yaskawa Electric Corporation since August 2003. From March 2003 to August 2003, Mr. Minami served as the Deputy General Manager of the Robotics Automation Division of Yaskawa Electric Corporation, and was the Manager of Business Planning Department for the Robotics Automation Division of Yaskawa Electric Corporation from March 1998 to March 2003. Mr. Minami joined Yaskawa Electric Corporation in December 1983. Mr. Minami graduated from the National Defense Academy in Japan.

      Osamu Motomatsu. Mr. Motomatsu has served as a director since April 2004. Mr. Motomatsu has served as the General Manager of the Corporate Planning Division of Yaskawa Electric Corporation since August 2003. From March 2003 to August 2003, Mr. Motomatsu was the Deputy General Manager of the Corporate Planning Division of Yaskawa Electric Corporation, and was the Manager of the Corporate Planning Division of Yaskawa Electric Corporation from March 2001 to March 2003. From March 1997 to March 2001, Mr. Motomatsu served as the Corporate Senior Vice President of Yaskawa Electric America, Inc. Mr. Motomatsu joined Yaskawa Electric Corporation in March 1981. Mr. Motomatsu holds a B.S. in commercial science from Hitotsubashi University.

      David E. Benson. Mr. Benson has served as a director since June 2000. Since 1993, Mr. Benson has been the President of Huntair, Inc., a designer and manufacturer of high-performance airflow products. Mr. Benson holds a B.S. in industrial technology from California Polytechnic State University, San Luis Obispo.

      Raymond A. Link. Mr. Link has agreed to join our board of directors immediately following this offering. Mr. Link is the Vice President Finance and Administration, Chief Financial Officer and Secretary of TriQuint Semiconductor, Inc., a publicly traded manufacturer of high performance semiconductors, components and modules for communication applications. Mr. Link joined TriQuint Semiconductor in July 2001 upon the merger of Sawtek Inc. into TriQuint. From September 1995 to July 2001, Mr. Link was the Chief Financial Officer of Sawtek Inc., a publicly traded manufacturer of components for wireless communication applications. From April 1987 to September 1995, Mr. Link was the Chief Financial Officer of Hubbard Construction Company, a heavy/highway construction company. From 1980 to 1987, he was with Harris Corporation, a manufacturer of communication equipment, in various financial capacities. Mr. Link has a B.S. degree from the State University of New York at Buffalo and an M.B.A. from the Wharton School at the University of Pennsylvania. He is a Certified Public Accountant and a Certified Management Accountant.

      Merrill A. McPeak. General McPeak has agreed to join our board of directors immediately following this offering. General McPeak (USAF, Ret.) has been President of McPeak and Associates, a management consulting firm, since 1995. He was Chief of Staff, United States Air Force, from

October 1990 to October 1994, when he retired. General McPeak is also a director of Tektronix, Inc. and several privately held companies

      We believe each of our directors employed by YEC will maintain his position at YEC after the completion of this offering.

Board of Directors

      Our board of directors currently consists of five directors. Immediately following this offering, Messrs. Link and McPeak will become directors. There are no family relationships between any of our directors or executive officers. Directors are elected at the annual shareholders meeting and hold office until their successors are elected and qualified.

Board Composition

      Our bylaws authorize a board of directors of seven members. Effective upon the closing of this offering, our board of directors will consist of the following seven directors divided into three classes:

•	Messrs. Motomatsu and Benson will be our Class I directors, whose terms will expires at the annual meeting of shareholders expected to be held in 2005; and

•	Mr. Nakamura and Mr. McPeak, who will join our board on the closing of this offering, will be our Class II directors, whose terms will expires at the annual meeting of shareholders expected to be held in 2006; and

•	Mr. Link, who will join our board on the closing of this offering, and Messrs. Marvell and Minami, will be our Class III directors, whose terms will expire at the annual meeting of shareholders expected to be held in 2007.

      As a result, only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing on our board of directors for the remainder of their terms. This classification of our board of directors may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our company. See “Description of Capital Stock — Classified Board of Directors.”

Committees of the Board of Directors

      Our board of directors has established, effective on the completion of this offering, an audit committee, compensation committee and governance and nominating committee, each of which will have the composition and responsibilities described below.

      Audit Committee. The audit committee will oversee the financial reporting process and audit of our financial statements. The audit committee:

•	is directly responsible for the appointment, compensation, oversight, and evaluation of our independent auditors;

•	reviews and evaluates our accounting practices and our internal audit and control functions;

•	reviews with management and our independent auditors the results and scope of the audit and other services provided by our independent auditors; and

•	pre-approves and adopts policies for our independent auditors to perform any proposed permissible non-audit services.

The members of the audit committee will be Messrs. Benson, Link and McPeak. Mr. Link is our “audit committee financial expert” as defined by the Securities Exchange Act of 1934, or Exchange Act, rules.

      Compensation Committee. The compensation committee will review and recommend policies to our board concerning the compensation and benefits of our officers and directors. Our compensation committee will also administer the issuance of stock options and other awards under our 2001 stock incentive plan. Our independent directors who will be members of the compensation committee are Messrs. Benson, Link, and McPeak. Mr. Minami will also be a member of the compensation committee.

      Governance and Nominating Committee. The governance and nominating committee considers and makes recommendations to our board of directors regarding candidates to serve as members of our board, and assists our board in determining the composition of our board of directors and our committees. Our independent directors who will be members of the governance and nominating committee are Messrs. Benson, Link, and McPeak. Mr. Motomatsu will also be a member of the governance and nominating committee.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Related Party Transactions.”

Director Compensation

      The members of our board of directors do not currently receive compensation for their services rendered as directors. After completion of the offering, we will pay each director who is not employed by us or YEC or an affiliate, an annual retainer of $20,000, plus $500 for each board meeting attended and $500 for each committee meeting attended. In addition, each of our non-employee directors will receive a one-time option grant to purchase                      shares of our common stock.

Executive Compensation

      The following table includes the total compensation paid or accrued for services rendered to us in all capacities by our chief executive officer and our four other most highly compensated executive officers during fiscal 2004.

Summary Compensation Table

						Long-Term
						Compensation
						Awards(5)

		Annual Compensation				Securities
						Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Other		Options	Compensation(8)

Koki Nakamura	2004	$158,154	$—	$109,313	(2)	—	$—
Chairman of the Board of	2003	155,200	—	98,520	(2)	—	—
Directors(1)	2002	136,923	—	117,937	(2)	—	—
Gregory A. Marvell	2004	$225,000	$—	$12,000	(4)	—	$6,735
President and Chief	2003	223,269	—	12,000	(4)	—	5,158
Executive Officer(3)	2002	212,019	12,405	12,000	(4)	200,000	4,508
Koichi Takamiya	2004	$105,582	$—	$119,846	(6)	—	$—
Senior Vice President of	2003	95,402	—	105,335	(6)	—	—
Corporate Planning and	2002	85,409	—	103,471	(6)	—	—
Secretary
Albert H. Shiina	2004	$99,772	$—	$117,660	(7)	—	$1,483
Vice President of	2003	104,639	—	100,422	(7)	—	243
Marketing and Sales	2002	48,264	—	55,796	(7)	—	0
Bruce S. MacGibbon	2004	$119,654	$—	$8,500	(4)	—	$141
Vice President of Technology	2003	121,062	—	8,500	(4)	40,000	—
and Chief Technology Officer	2002	114,962	7,834	8,500	(4)	—	—

(1)	Mr. Nakamura was our Chairman of the Board and Chief Executive Officer during fiscal years 2002, 2003 and 2004. He has served as Chairman of the Board since March 2004.

(2)	Represents supplemental compensation of $71,137, $51,720, and $62,513 for 2002, 2003 and 2004, respectively, to bring total compensation to the equivalent the individual would have earned in a comparable position with YEC in Japan. YEC reimbursed us for the supplemental compensation we paid. The amounts also represent a housing allowance of $34,800, $34,800 and $34,800, and an auto allowance of $12,000, $12,000 and $12,000 for 2002, 2003 and 2004, respectively. Mr. Nakamura is a YEC dual status employee and is expected to return to employment with YEC in the future.

(3)	Mr. Marvell was our President and Chief Operating Officer during fiscal years 2002, 2003 and 2004. He has served as our President and Chief Executive Officer since March 2004.

(4)	Represents an auto allowance.

(5)	Represents stock options awarded to our executive officers.

(6)	Represents supplemental compensation of $67,871, $69,735, and $83,546 for 2002, 2003 and 2004, respectively, to bring total compensation to the equivalent the individual would have earned in a comparable position with YEC in Japan. YEC reimbursed us for the supplemental compensation we paid. The amounts also represent a housing allowance of $24,600, $24,600 and $24,600, and an auto allowance of $11,000, $11,000 and $11,700 for 2002, 2003 and 2004, respectively. Mr. Takamiya is a YEC dual status employee and is expected to return to employment with YEC in the future.

(7)	Represents supplemental compensation of $36,816, $62,462, and $79,700 for 2002, 2003 and 2004, respectively, to bring total compensation to the equivalent the individual would have earned in a comparable position with YEC in Japan. YEC reimbursed us for the supplemental compensation we paid. The amounts also represent a housing allowance of $14,730, $29,460 and $29,460 and an auto allowance of $4,250, $8,500 and $8,500 for 2002, 2003 and 2004,

respectively. Mr. Shiina is a YEC dual status employee and is expected to return to employment with YEC in the future.

(8)	Amounts shown under “All Other Compensation” reflect our contributions to our 401(k) plan on behalf of our executive officers.

Options Grants in Last Fiscal Year

      No options were granted to, or exercised by, any of the named executive officers during the fiscal year ended February 29, 2004.

Initial Grants Upon Completion of this Offering

      Upon completion of this offering, our named executive officers, non-employee directors, and certain employees will be awarded stock option grants to purchase an aggregate of                      shares of our common stock. These stock options will vest over four years, with 25% vesting after one year and 2.08% vesting monthly over the remaining three years. The exercise price per share of these stock options will be equal to the initial public offering price of our common stock. The options will have a ten-year exercise period. The shares issuable upon exercise of these options represent      % of our outstanding shares of our common stock upon completion of this offering.

      The following table sets forth the number of shares subject to stock options to be issued to our named executive officers and non-employee directors upon completion of this offering.

Shares
Underlying Options
to be Granted Upon
Name	Completion of this Offering

Koki Nakamura
Gregory A. Marvell
Bruce S. MacGibbon
Koichi Takamiya
Albert Shiina
David E. Benson
Yoshikatsu Minami
Osamu Motomatsu
Raymond A. Link
Merrill A. McPeak

Aggregate Option Exercises in 2004 and Fiscal Year-End Option Values

      The following table sets forth information regarding unexercised options held as of February 29, 2004 by each of our named executive officers. None of our named executive officers exercised any stock options in the fiscal year ended February 29, 2004.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-The-Money Options as
	February 29, 2004		February 29, 2004(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Koki Nakamura	—	—	$—	$—
Gregory A. Marvell	183,280	16,720
Bruce S. MacGibbon	20,000	20,000
Koichi Takamiya	—	—	—	—
Albert Shiina	—	—	—	—

(1)	The value of unexercised in-the-money options is based on an assumed initial public offering price of $ per share, minus the exercise price of the option, multiplied by the number of shares issued upon the exercise of the option.

Stock Incentive Plan

      In July 2001, our board of directors adopted and our shareholders approved our 2001 stock incentive plan. We have reserved a total of 1,000,000 shares for issuance under the 2001 plan.

      Eligibility; Types of Awards. Selected employees, officers and directors of our or any parent or subsidiary of ours, and selected non-employee agents, consultants, advisers and independent contractors of ours or any parent or subsidiary of ours, are eligible to participate in the 2001 plan. The 2001 plan provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, nonqualified stock options, restricted stock and stock bonuses. Incentive stock options may be granted only to our employees, including officers, or employees of any of our parents or subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, non-employee agents, consultants, advisers and independent contractors and those of any of our parents or subsidiaries.

      Administration. The 2001 plan is administered by the board of directors. The board of directors may delegate to a committee of the board of directors or to any of our officers, or to both, any or all authority for administration of the 2001 plan.

      Term of Plan; Amendments. The 2001 plan will continue until all shares available for issuance under the 2001 plan have been issued and all restrictions on such shares have lapsed. However, no incentive stock options will be granted under the 2001 plan on or after the 10th anniversary of the last action by the board of directors, subsequently approved by the shareholders of the Company within twelve months of such action, adopting the 2001 plan or approving an increase in the number of shares available for issuance under the 2001 plan. The board of directors may at any time modify or amend the 2001 plan in any respect. However, no change in an award already granted under the 2001 plan may generally be made without the written consent of the award holder if the change would adversely affect the holder.

      Stock Options. The board of directors determines whether a stock option is granted as an incentive stock option or a nonqualified stock option. The exercise price per share of incentive stock options may not be less than the fair market value of our common stock at the date of the grant, and the maximum term of incentive stock options is 10 years. The aggregate market value, on the date of the grant, of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The exercise price per share of nonqualified stock options may be any amount determined by the board of directors, and nonqualified stock options may have any term fixed by the board of directors.

      Restricted Stock; Stock Bonuses. The 2001 plan provides that the board of directors may issue restricted stock or stock bonuses in such amounts and subject to such terms, conditions and restrictions as the board of directors may determine. Restricted stock may be issued for any consideration determined by the board of directors, and all restricted stock issued under the 2001 plan shall be subject to a purchase agreement.

      Changes in Capital Structure. The 2001 plan authorizes the board of directors to make appropriate adjustment in outstanding options and awards and in shares reserved under the 2001 plan in the event of a stock split, recapitalization or certain other transactions. The board of directors also has discretion to convert options, to limit the exercise period of outstanding options and to accelerate the exercisability of options in the event of merger or certain other changes in capital structure.

Limitations on Directors’ Liability and Indemnification

      Our articles of incorporation eliminate, to the fullest extent permitted by Oregon law, liability of a director to Synetics Solutions Inc. or our shareholders for monetary damages resulting from conduct as a director. Although liability for monetary damages has been substantially eliminated, equitable remedies such as injunctive or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

      Our articles of incorporation require us to indemnify our directors to the fullest extent permitted by law. We believe that the limitation of liability provisions in our articles of incorporation enhance our ability to attract and retain qualified individuals to serve as directors.

      We carry an insurance policy for the protection of our officers and directors against any liability asserted against them in their official capacities.

      To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Synetics Solutions Inc. under the above provisions, Synetics Solutions Inc. has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

RELATED PARTY TRANSACTIONS

      Since March 1, 2001, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our common stock or entities affiliated with them had or will have an interest, other than as described under “Management” and in the transactions described below.

Yaskawa Electric Corporation

      Supply Agreement. On April 1, 2004, we entered into a supply agreement with Yaskawa Electric Corporation, or YEC, our corporate parent and strategic partner, under which YEC grants us an exclusive right to sell certain automation components to customers located in the Western Hemisphere for use in semiconductor manufacturing equipment. In addition, we have the exclusive right to sell YEC’s current semiconductor-related automation components worldwide to current subsidiaries of Applied Materials, Inc., KLA-Tencor Corporation, and Novellus Systems, Inc. Under the terms of the agreement, our prices for these components will be no higher than the prices YEC charges to any other customer for comparable products. We also have the non-exclusive right to sell YEC’s current semiconductor related automation components to subsidiaries of companies with world headquarters located in the Western Hemisphere. The agreement is effective until April 2009 and is automatically renewable each year thereafter unless otherwise terminated in accordance with the terms of the agreement. Our exclusive right to sell YEC’s automation components in the Western Hemisphere may become non-exclusive if our purchase of YEC components in any single year is less than the number of automation components purchased by us from YEC during calendar 2003, adjusted annually in proportion to changes in the worldwide semiconductor wafer fab equipment market as published in the Worldwide Semiconductor Equipment Market Statistics Report. Our supply agreement with YEC does not require YEC to sell products to us if it chooses not to, whether because it discontinues its sales of semiconductor-related products or for any other reason.

      In connection with this agreement, we also collaborate with YEC on research and development initiatives relating to automation solutions. The costs of these development initiatives are generally borne by us under the terms of our supply agreement. YEC, however, has separately agreed to reimburse us for the costs in fiscal 2005. We have a perpetual, royalty-free license to use any of the developments created in connection with these initiatives in the semiconductor manufacturing equipment industry. The license is exclusive in the Western Hemisphere and non-exclusive elsewhere.

      Prior to entering into the YEC supply agreement, we purchased substantially all of our automation components from YEC. In fiscal 2002, 2003, and 2004, we purchased $2.3 million, $7.2 million, and $8.2 million, respectively, of automation components from YEC. In fiscal 2004, YEC provided volume sales incentive discounts and has agreed to provide discounts as part of YEC’s strategic marketing initiatives of up to $0.5 million in fiscal 2005.

      Additional Services. In fiscal 2004, YEC reimbursed us for $0.2 million of expenses we incurred in connection with the inspection and testing of YEC automation equipment. YEC agreed to reimburse us for testing and inspection we performed on YEC’s equipment delivered to us because a significant portion of this equipment contained defects resulting from assembly and shipping that prevented us from integrating this equipment into our systems without correction. YEC will continue to reimburse us for similar inspection costs in fiscal 2005. We have no agreement with YEC relating to the reimbursement of testing and inspection expenses after fiscal 2005.

      YEC Employees. Since our inception, we have employed a number of dual status employees from YEC in management, engineering and operations positions. Although these are our employees, each expects to return to full-time employment at YEC in the future, at YEC’s discretion. We currently employ six YEC dual status engineers, six YEC dual status management employees, and two YEC dual status operations employees. These employees enhance our ability to customize our automation products and collaborate with YEC and research and development initiatives. We have been reimbursed by YEC for the salaries we paid to our dual status engineering and operations employees. YEC reimbursed us $0.3 million, $0.7 million, and $1.0 million in fiscal 2002, 2003 and 2004 for these employees’ salaries. In fiscal 2005, YEC will reimburse us for the cost of dual status engineers and operations employees up to $0.9 million. We have no agreement with YEC relating to reimbursements of salaries paid to dual status engineering and operations employees after fiscal 2005.

      Three of our executive officers, and two other officers, are YEC dual status employees. We are not reimbursed by YEC for the salaries we pay to these management dual status employees. All of our dual status employees, however, receive supplemental compensation from us that represents the difference in the compensation we pay and the compensation the individual would have earned in a comparable position with YEC in Japan. YEC reimbursed us $0.6 million, $0.7 million, and $0.7 million in fiscal 2002, 2003, and 2004 for the supplemental compensation we paid to these dual status employees.

      Banking Guaranties. YEC has provided guaranties on each of our three bank lines of credit with Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank. We intend to repay all of our indebtedness under these lines of credit from the proceeds of this offering, and YEC will no longer guarantee any of our indebtedness. YEC did not receive any fees or other compensation from us for providing these guaranties.

      Other. In the normal course of business we advance certain administrative, marketing and travel costs on behalf of YEC that are directly reimbursed to us. In fiscal years 2002, 2003 and 2004, YEC reimbursed us for expenses we incurred on its behalf of $0.1 million, $0.1 million and $0.2 million, respectively.

      In fiscal years 2003 and 2004, YEC made capital contributions to us of $2.9 million and $2.4 million, respectively. Since these contributions supported our efforts to develop and integrate the YEC automation equipment into our products, they did not result in the issuance of additional securities to YEC.

      Messrs. Minami and Motomatsu, two of our directors, are employed by YEC as the General Manager of Robotics Automation Division and the General Manager of the Corporate Planning Division, respectively.

Yaskawa Electric America, Inc.

      In August 2001, we purchased the assets of the Yaskawa Semiconductor Group from Yaskawa Electric America, Inc., or YEA, a wholly owned subsidiary of YEC. The purchase price for these assets was the issuance of 402,950 shares of our common stock to YEA, a cash payment to YEA of $261,000, and our assumption of $92,000 of YEA’s liabilities. The purchase price was negotiated by our management on the basis of the net book value of the assets and the projected future business resulting from the acquisition of the assets. However, because of the related party nature of the transaction, we recorded the transaction at the historical net book value of the assets we purchased, which was $0.5 million.

      We entered into a month-to-month oral sublease agreement with YEA in August 2001 for research and development space we occupy in Santa Clara, California. Under the terms of the sublease, we pay YEA approximately $15,000 a month in rent.

      YEA provides a guarantee of lease payments on our headquarters building. We are parties to a reimbursement and indemnification agreement with YEA relating to this guaranty.

Shareholder Agreement

      We are parties to a shareholder agreement with YEC and Huntair, Inc. Under this agreement, Huntair is entitled to registration rights with respect to its shares of common stock. YEC has no registration rights with respect to its shares. For additional information, see “Description of Capital

Stock — Registration Rights.” The shareholder agreement also contains provisions relating to co-sale rights, preemptive rights, financial information, and transfer restrictions, all of which terminate upon the completion of this offering.

      Co-Sale Rights. In the event that YEC proposes to convey any of its shares of our common stock to a third party not affiliated with YEC, Huntair is entitled under the shareholder agreement to participate in the sale to the third party on the same terms and conditions available to YEC and on a basis proportionate to the number of shares to be sold by YEC.

      Preemptive Rights. Under the shareholder agreement, if YEC elects to purchase additional shares of our common stock, Huntair is entitled to acquire, at the same price and upon the same terms as YEC, a number of shares of our common stock that will result in Huntair preserving its percentage ownership of our common stock after taking into account the shares to be sold to YEC.

      Financial Information. We are obligated under the shareholder agreement to furnish certain annual and quarterly financial information to Huntair.

      Transfer Restrictions. The shareholder agreement provides that the shares of our common stock owned by Huntair may not be transferred except to a liquidating trust or similar entity in the event that Huntair sells its remaining business assets and dissolves.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table presents the beneficial ownership of our common stock and the ownership percentage before and after this offering as of April 29, 2004 by:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers;

•	all of our directors and officers as a group; and

•	all selling shareholders.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership before the offering is based on 6,450,690 shares of common stock outstanding as of February 29, 2004. The percentage of beneficial ownership after the offering additionally reflects the                      shares offered by us in this prospectus.

      The table assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, we will sell up to a total of                     additional shares of our common stock, and up to                      shares of common stock will be outstanding after the completion of this offering. Of our three existing shareholders, Yaskawa Electric Corporation, or YEC, and Yaskawa Electric America, Inc., or YEA, have agreed to sell some of their shares of our common stock in this offering. Huntair, Inc. will not initially sell any shares in this offering. However, Huntair has agreed to sell some of its shares of our common stock if the underwriters exercise the over-allotment option, and neither YEC nor YEA will sell any of their shares in the over-allotment option.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Shares	the Offering
			Being
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Yaskawa Electric Corporation (1)	6,067,360	94.1%
2-1 Kurosaki-Shiroishi Yahatanishi-ku
Kitakyushu, 806-0004, Japan
Yaskawa Electric America, Inc.	452,090	7.0
2121 Norman Drive South
Waukegan, IL 60085
Huntair, Inc. (2)	383,330	5.9
11555 Myslony St.
Tualatin, OR 97062
Koki Nakamura	—	—
c/o Synetics Solutions Inc.
18870 NE Riverside Parkway
Portland, OR 97230
David E. Benson (3)	383,330	5.9
Huntair, Inc.
11555 Myslony St.
Tualatin, OR 97062
Greg Marvell (4)	200,000	3.0
Bruce MacGibbon (5)	23,333	*
Koichi Takamiya	—	—

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Shares	the Offering
			Being
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Albert Shiina	—	—
Osamu Motomatsu (6)	6,067,360	94.1
c/o Yaskawa Electric Corporation
2-1 Kurosaki-Shiroishi Yahatanishi-ku
Kitakyushu, 806-0004, Japan
Yoshikatsu Minami (7)	6,067,360	94.1
c/o Yaskawa Electric Corporation
2-1 Kurosaki-Shiroishi Yahatanishi-ku
Kitakyushu, 806-0004, Japan
All directors and executive officers as a group (5 persons) (8)	6,674,023	100.0%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 452,090 shares held by Yaskawa Electric America, Inc., or YEA. Yaskawa Electric Corporation, or YEC, holds of record 5,615,270 shares of our common stock. As the owner of all of the capital stock of YEA, which holds of record 452,090 shares of our common stock, YEC also may be deemed the beneficial owner of our shares owned by YEA.

(2)	Huntair, Inc. has agreed to sell up to of its shares to the underwriters to cover part of the over-allotment option.

(3)	Consists of 383,330 shares held by Huntair, Inc. Mr. Benson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(4)	Includes 200,000 shares subject to options exercisable within 60 days of April 29, 2004.

(5)	Includes 23,333 shares subject to options exercisable within 60 days of April 29, 2004.

(6)	Mr. Motomatsu is the General Manager of Corporate Planning Division of YEC, which holds of record 5,615,270 shares of our common stock. YEC owns all of the capital stock of Yaskawa Electric America, Inc., which holds of record 452,090 shares of our common stock. As an executive officer of YEC, Mr. Motomatsu may be deemed the beneficial owner of our shares owned by YEC and YEA. Mr. Motomatsu disclaims such beneficial ownership.

(7)	Mr. Minami is the General Manager of Robotics Automation Division of YEC, which hold of record 5,615,270 shares of our common stock. YEC owns all of the capital stock of YEA, which holds of record 452,090 shares of our common stock. As an executive officer of YEC, Mr. Minami may be deemed the beneficial owner of our shares owned by YEC and YEA. Mr. Minami disclaims beneficial ownership.

(8)	Includes 223,333 shares subject to options exercisable within 60 days of April 29, 2004.

DESCRIPTION OF CAPITAL STOCK

General

      Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, and 10,000,000 shares of undesignated preferred stock. The following summary describes all material provisions of our capital stock. However, we encourage you to read the provisions of our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and which, together with applicable Oregon law, contain the legal terms that govern our capital stock.

Common Stock

      As of February 29, 2004, there were 6,450,690 shares of our common stock outstanding, which were held of record by three shareholders.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of common stock are, and the shares of common stock offered by this prospectus when issued will be, fully paid and nonassessable.

Preferred Stock

      The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; and

•	delaying or preventing a change in our control without further action by the shareholders.

      Our articles of incorporation authorize us to issue 10,000,000 shares of preferred stock. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

      Huntair, Inc., the holder of 383,330 shares of our common stock, is entitled to rights with respect to the registration of its shares under the Securities Act. These demand registration rights, piggyback registration rights and IPO participation rights are contained in a shareholders agreement between us, YEC and Huntair. Under the shareholders agreement, Huntair’s demand registration rights and piggyback registration rights will terminate on the earlier of the third anniversary of the effective date of this offering or any time that an exemption under the Securities Act is available for the sale of Huntair’s shares during a one-month period without registration.

      Demand Registration Rights. At any time after the first anniversary of this offering, holders of at least 25% of the shares currently held by Huntair may request that we effect the registration of those holders’ shares. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses incurred in connection with these demand registration rights.

      Piggyback Registration Rights. Under the shareholders agreement, if we register additional shares of our common stock for our own account or for another shareholder, Huntair is entitled to have its shares included in the registration, up to a maximum of any two registrations that we effect under the Securities Act, and subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by Huntair. We must pay all expenses incurred in connection with these piggyback registration rights.

      IPO Participation Rights. Huntair is entitled under the shareholders agreement to have its shares included in this offering on a basis proportionate to the participation of YEC in this offering.

      Although neither YEC nor YEA has registration rights, one of our goals in this offering is to provide our current shareholders with some liquidity. By permitting them to sell in this offering we are also adding additional liquidity to the trading market for our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Oregon Control Share and Business Combination Statutes

      Upon completion of this offering, we will become subject to the Oregon Control Share Act. The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares it acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

•	a majority of each voting group entitled to vote; and

•	the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company’s officers and employee directors.

      The acquiror may, but is not required to, submit to the target company a statement including specific information about the acquiror and its plans for the company. The statement may also request that the company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

      Upon completion of this offering, we will become subject to the provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders. The Oregon Business Corporation Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation, the corporation and the acquiring shareholder, or any affiliated entity of the acquiring shareholder, may not engage in business combination transactions for three years following the date the person acquired the shares. Business combination transactions for this purpose include:

•	a merger or plan of share exchange;

•	any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation; and

•	transactions that result in the issuance or transfer of capital stock of the corporation to the acquiring shareholder.

      These restrictions do not apply if:

•	the acquiring shareholder, as a result of the transaction in which the person acquired the shares, owns at least 85% of the outstanding voting stock of the corporation, disregarding shares owned by directors who are also officers and some employee benefits plans;

•	the board of directors approves the business combination or the transaction that resulted in the shareholder acquiring the shares before the acquiring shareholder acquires 15% or more of the corporation’s voting stock; or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, disregarding shares owned by the acquiring shareholder, approve the business combination after the acquiring shareholder acquires 15% or more of the corporation’s voting stock.

Classified Board of Directors

      Our bylaws contain provisions that: classify the board of directors into three classes as nearly equal in number as possible. Members of each class will serve for three-year terms after the initial classification and election with the member of one class being elected each year. Shareholders may not amend the classified board provisions of our bylaws without the approval of at least 66 2/3% of our outstanding shares.

      The classified board provisions may have the effect of lengthening the time required for a third party to acquire control of us through a proxy contest or the election of a majority of the board of directors and may deter any potential unfriendly offers or other efforts to obtain control of us. These provisions could deprive you of opportunities to realize a premium for your shares and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any third parties seeking to obtain control of us to negotiate terms acceptable to the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

      If our shareholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future and at a time and price that we consider appropriate.

      Upon completion of this offering, we will have outstanding an aggregate of                      shares of our common stock, or                      shares if the underwriters’ over-allotment option is exercised in full, assuming no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our affiliates, or persons who directly or indirectly control, are controlled by or are under common control with us. Shares held by affiliates may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act described below. The remaining                      shares held by existing shareholders, all of whom are our affiliates, are restricted securities. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including those described below under Rules 144 and 144(k) promulgated under the Securities Act.

      As a result of the lock-up agreements described below, none of these restricted shares will be available for sale in the public market before 180 days from the date of this prospectus without the written consent of Adams, Harkness & Hill, Inc. All of these shares will be available for sale in the public market after 180 days from the date of this prospectus, subject to volume limitations under Rule 144.

Lock-up Agreements

      All of our officers and directors and shareholders holding                     of our outstanding shares of common stock and options exercisable within 180 days of the date of this offering have signed lock-up agreements with our underwriters under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Adams, Harkness & Hill, Inc. The underwriters have no present intention to release affiliates from the lock-up agreements. The lock-up restrictions do not apply to transactions relating to our common stock or other securities (1) acquired in this offering, or (2) acquired in open market transactions after this offering.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 concerning that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, under Rule 144(k) as currently in effect, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements, Rule 144(k) shares may be sold immediately upon the completion of this offering. None of our shares is currently held by non-affiliates.

Stock Options

      Shortly after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our stock incentive plan. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the shares are subject to vesting restrictions or the lock-up agreements described above. None of the options we will grant to our executive officers, non-employee directors, and employees at the completion of this offering are exercisable for 12 months after the grant date.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

      The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder, as we define below, as of the date of this prospectus. This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular circumstances (including, without limitation, non-U.S. holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any foreign, state or local jurisdiction. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, with the result that the U.S. federal income and estate tax consequences could be different from those discussed below.

      Persons considering purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used in this prospectus, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes. Therefore, some individuals may be “non-U.S. holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa. If a partnership holds our stock, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisors.

Dividends

      Subject to the discussion below, distributions, if any, made to a non-U.S. holder of our common stock out of our current or accumulated earnings and profits for U.S. tax purposes will constitute dividends and will be subject to withholding of U.S. federal income tax at a 30% rate or lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8BEN, or its successor form, certifying under penalty of perjury that the holder is entitled to benefits under that treaty. Treasury regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

      Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder under the terms of the treaty, are not subject to the withholding tax described above, but instead are subject to regular graduated U.S. federal income tax rates, unless a specific income tax treaty exemption applies. Various certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Effectively connected dividends received by a foreign corporation may, in specified circumstances, be subject to an additional “branch profits tax” at a 30% rate or lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Our Common Stock

      A non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States, and where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder under the terms of the treaty, (2) in the case of a non-U.S. holder who is an individual and holds our common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (3) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period that the non-U.S. holder held our common stock, or (4) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. federal income tax law applicable to certain U.S. expatriates. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the non-U.S. holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition or (y) the holder’s holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as being regularly traded on an established securities market.

      A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale at the applicable regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate or lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even if the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to the holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides, pursuant to the provisions of an applicable income tax treaty.

      Payments of dividends or of the proceeds of a sale or other disposition of our common stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example, by certifying your non-U.S. status on a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8. Nevertheless, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding exemption from back-up withholding and the procedure for obtaining such an exemption, if applicable.

Federal Estate Tax

      Unless an applicable estate tax treaty provides otherwise, our common stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

      Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Adams, Harkness & Hill, Inc., Nomura Securities International, Inc., and Wells Fargo Securities, LLC are acting as representatives, have each agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Adams, Harkness & Hill, Inc.
Nomura Securities International, Inc.
Wells Fargo Securities, LLC

Total

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The underwriters must purchase all of the shares of common stock in the offering if any of the shares are purchased, other than the shares covered by the over-allotment option described below, unless and until this option is exercised.

      The underwriters have advised us and the selling shareholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, which may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the net proceeds before expenses to us and the selling shareholders. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Total

		Without	With
	Per Share	Over-allotment	Over-allotment

Public Offering Price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses to, the selling shareholders	$	$	$

      We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $          . The selling shareholders will not bear any of the expenses of this offering other than the underwriting discount and the fees and expenses of their legal counsel.

      The underwriters have informed us that they do not intend to confirm sales of shares of the common stock being offered to any account over which they exercise discretionary authority.

      We and a certain selling shareholder have granted to the underwriters an option to purchase                     additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. Under the terms of this option, the underwriters may exercise the option in whole or in part, and must purchase the additional shares ratably from us and the selling shareholder agreeing to sell shares to cover the over-allotment. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this over-allotment option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as indicated in the preceding table and we and the selling shareholder agreeing to sell shares to cover the over-allotment will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

      We have agreed that, without the prior consent of the underwriters, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus, other than grants of options under our stock incentive plan. Our executive officers and directors, selling shareholders, and other shareholders have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common equity for a period of 180 days after the date of this prospectus, other than the shares that will be sold by the selling shareholders in this offering or in connection with the underwriters’ exercise of the over-allotment option, or shares transferred for certain estate planning purposes.

      In addition, during this 180-day period, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for certain liabilities.

      We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “SYSN.”

      Before this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation among us and the representatives. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

      In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, “passive” market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us and the selling shareholders in the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      The underwriters and their affiliates may from time to time in the future provide certain commercial banking, financial advisory and investment banking services to us or our parent, Yaskawa Electric Corporation, for which they have received and may receive customary fees. In particular, an affiliate of Wells Fargo Securities, LLC, is our transfer agent.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Legal matters will be passed upon for the underwriters by Perkins Coie LLP, Portland, Oregon.

EXPERTS

      The financial statements of Synetics Solutions Inc. as of February 28, 2003 and February 29, 2004, and for each of the years in the three-year period ended February 29, 2004 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus and upon the authority of said firm as experts in auditing and accounting.

      In May 2002, Arthur Andersen LLP, our independent auditors, ceased operations. In February 2003, we appointed KPMG LLP as our new independent auditors. The decision to appoint KPMG LLP as our independent auditors was approved by our board of directors.

      Arthur Andersen’s reports on our financial statements for the period ended February 28, 2001 and the fiscal year ended February 28, 2002 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the period from inception through February 28, 2002, and the subsequent interim period preceding Arthur Andersen’s cessation of operations, there was no disagreement with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods, and there were no other events relating to Arthur Andersen’s service as our independent auditors that would have required disclosure under applicable Commission regulations.

      We did not consult KPMG LLP on any financial or accounting reporting matters in the period before its appointment.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, for the common stock offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information included in the registration statement or the exhibits that are part of the registration statement. For further information on us and our common stock, you should review the registration statement and its exhibits. Any document we file may be read and copied at the Commission’s public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

      Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission, including the registration statement, are also available to the public from the Commission’s web site at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms and the web site of the Commission referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Synetics Solutions Inc.:

We have audited the accompanying balance sheets of Synetics Solutions Inc. (an Oregon corporation) as of February 29, 2004 and February 28, 2003, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended February 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synetics Solutions Inc. as of February 29, 2004 and February 28, 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended February 29, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon

April 28, 2004

SYNETICS SOLUTIONS INC.

BALANCE SHEETS

(in thousands)

	February 28,	February 29,
	2003	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $44 in 2003 and $114 in 2004	5,136	6,997
Inventories, net	5,139	10,097
Prepaid expenses and other	613	274

TOTAL CURRENT ASSETS	10,888	17,368
Property and equipment, net	11,839	10,117
Goodwill	38,723	38,723
Other assets	309	475

	$61,759	$66,683

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Book overdraft	$310	$591
Notes payable	19,200	23,500
Accounts payable	3,145	5,450
Related party payables	3,374	2,373
Accrued liabilities	1,101	1,079
Capital lease obligations, current portion	39	9

TOTAL CURRENT LIABILITIES	27,169	33,002
Capital lease obligations, net of current portion	19	29
Noncurrent deferred taxes	1,103	2,206
Other noncurrent liabilities	175	217

TOTAL LIABILITIES	28,466	35,454

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value. Authorized 10,000 shares; issued and outstanding 6,451 shares at February 28, 2003 and February 29, 2004	61,434	63,837
Accumulated deficit	(28,141)	(32,608)

TOTAL STOCKHOLDERS’ EQUITY	33,293	31,229

	$61,759	$66,683

See accompanying notes to the financial statements.

SYNETICS SOLUTIONS INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 29,
	2002	2003	2004

Net sales	$20,682	$25,779	$32,453
Cost of sales	17,279	21,110	26,170

Gross profit	3,403	4,669	6,283
Operating expenses:
Research and development	4,648	3,984	2,423
Selling, general and administrative	9,379	7,769	6,706
Amortization of goodwill	2,913	—	—

Total operating expenses	16,940	11,753	9,129

Loss from operations	(13,537)	(7,084)	(2,846)

Other income (expense):
Interest expense	(562)	(627)	(525)
Other income	—	—	7

Total other expenses, net	(562)	(627)	(518)

Loss before income taxes	(14,099)	(7,711)	(3,364)
Income tax expense	—	1,103	1,103

Net loss	$(14,099)	$(8,814)	$(4,467)

Basic and diluted net loss per common share	$(2.53)	$(1.52)	$(0.69)

Weighted average number of common shares outstanding	5,575	5,797	6,451

See accompanying notes to the financial statements.

SYNETICS SOLUTIONS INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock
			Accumulated
	Shares	Amount	Deficit	Total

Balance, February 28, 2001	5,341	$53,409	$(5,228)	$48,181
Issuance of common stock, for acquisition of assets	403	100	—	100
Net loss	—	—	(14,099)	(14,099)

Balance, February 28, 2002	5,744	53,509	(19,327)	34,182
Capital contribution	—	2,925	—	2,925
Issuance of common stock, for cash and note receivable	707	5,000	—	5,000
Net loss	—	—	(8,814)	(8,814)

Balance, February 28, 2003	6,451	61,434	(28,141)	33,293
Capital contribution	—	2,403	—	2,403
Net loss	—	—	(4,467)	(4,467)

Balance, February 29, 2004	6,451	$63,837	$(32,608)	$31,229

See accompanying notes to the financial statements.

SYNETICS SOLUTIONS INC.

STATEMENTS OF CASH FLOW

(in thousands)

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 29,
	2002	2003	2004

Cash flows from operating activities:
Net loss	$(14,099)	$(8,814)	$(4,467)
Adjustments to reconcile net loss to net cash used in operating activities, net of effect of purchase of business:
Depreciation and amortization	4,354	1,840	2,116
Deferred taxes	—	1,103	1,103
Loss (gain) on asset disposal	—	16	(7)
Change in operating assets and liabilities, net of acquisition:
Accounts receivable	1,121	(2,209)	(1,861)
Inventories	1,557	(957)	(4,958)
Prepaid expenses and other	(23)	(181)	349
Accounts payable, including related party	(2,813)	3,505	1,304
Accrued liabilities	559	(422)	(22)
Other noncurrent liabilities	190	(92)	42

Net cash used in operating activities	(9,154)	(6,211)	(6,401)

Cash used in investing activities:
Acquisition of Yaskawa Semiconductor Group of Yaskawa Electric America, Inc.	(261)	—	—
Property and equipment additions	(5,109)	(745)	(371)
Proceeds from disposal of property and equipment	—	—	13
Design and development costs	—	—	(177)
Patent costs	—	—	(10)

Net cash used in investing activities	(5,370)	(745)	(545)

Cash flows from financing activities:
Capital contribution	—	2,925	2,403
Proceeds from issuance of common stock	—	4,700	—
Net (repayments of) proceeds from short-term notes payable	15,855	(1,200)	4,300
Payment of capital leases	(91)	(20)	(38)
Book overdraft charge	(1,010)	310	281

Net cash provided by financing activities	14,754	6,715	6,946

Net (decrease) increase in cash and cash equivalents	230	(241)	—
Cash and cash equivalents — beginning of year	11	241	—

Cash and cash equivalents — ending of year	$241	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$522	$635	$540
Income taxes	$—	$—	$—
Non-cash investing and financing activities:
Issuance of common stock in connection with acquisitions	$100	$—	$—
Issuance of common stock in exchange for a note receivable	$—	$300	$—
Capital lease additions	$—	$37	$18

See accompanying notes to the financial statements.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS

(in thousands, except per share data)

1.	Description of the Business, Ownership and Basis of Presentation

     Description of the Business

      Synetics Solutions Inc. (the “Company”) is an Oregon corporation that designs, manufactures, and integrates automation and airflow management solutions to semiconductor equipment manufacturers, primarily in the United States, which utilize the Company’s products and services to complete their process application tools for semiconductor manufacturers.

     Ownership

      As of February 29, 2004, approximately 94% or 6,068 shares of the Company’s outstanding common stock are held by Yaskawa Electric Corporation (“YEC”) or indirectly through YEC’s wholly owned subsidiary Yaskawa Electric America, Inc (“YEA”). Huntair, Inc. holds approximately 6% or 383 shares of the Company’s outstanding common stock.

     Basis of Presentation

      The Company’s financial statements have been presented on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The Company reported a net loss of $4,467 for the year ended February 29, 2004 and has negative working capital of $15,634 as of February 29, 2004.

      The Company’s continued existence is dependent upon capital available from banks and the availability of cash from the Company’s majority shareholder YEC. For the year ended March 20, 2004, YEC reported net income of $51.3 million on revenue of $2.3 billion. As of March 20, 2004, YEC has $142.6 million in cash and cash equivalents, $149.3 million in working capital, and $323.4 in stockholders’ equity. YEC has committed to provide the funding necessary to meet the Company’s operating needs through February 28, 2005. This commitment expires if the Company completes an initial public offering. YEC has guaranteed the Company’s outstanding borrowings from its banks. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, based on YEC’s agreement to guarantee the Company’s demand notes payable and outstanding borrowings under the Company’s revolving short term lines of credit and provide additional financial support to the Company. See note 11 Subsequent Events.

2.	Summary of Significant Accounting Policies

     Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable, inventory, warranty accruals, income taxes, and goodwill. Actual results could differ from those estimates.

     Financial Instruments

      A financial instrument is cash and cash equivalents or a contract that imposes, or conveys, a contractual obligation or right, to deliver or receive, cash or another financial instrument. The fair value of financial instruments is the amount at which the instrument could be exchanged in a current

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

transaction between willing parties. The fair value of the Company’s financial instruments approximate their carrying values as of February 28, 2003 and February 29, 2004.

     Revenue Recognition

      The Company’s revenue recognition policy follows Staff Accounting Bulletin No. 104, Revenue Recognition, and its related implementation guidance. The Company’s net sales are derived from the sale of its systems and components and from revenues associated with service and technical support offered to its customers. The Company recognizes revenue for systems and components when products are shipped to customers, title and risk of loss passes and services are completed in accordance with the terms and conditions of the applicable purchase order or contract. The Company ships its products FOB shipping point or FOB destination point. For any shipments with FOB destination terms, the Company defers revenue recognition until delivery to the customer. If the shipment of a product includes post-shipment obligations, such as installation, the associated revenues are deferred until the service is completed. In the past, the Company occasionally recognized revenue on a bill-and-hold basis to accommodate a specific customer’s needs. For bill-and-hold sales, based on a commitment from the customer to purchase the goods and assume risk of loss, the Company recognizes revenue when it segregates the product in its warehouse and establishes a delivery schedule. The Company recognizes revenue for services as they are completed.

     Cash and Cash Equivalents

      Cash and cash equivalents include cash on-hand and highly liquid investments with an initial maturity of three months or less when purchased.

     Concentration of Credit and Supplier Risk

      The Company is subject to credit risk on its accounts receivable balances. Credit risk is affected by conditions within the U.S. economy and the semiconductor industry. The Company establishes an allowance for doubtful accounts based upon factors including the credit risk and historical trend analysis of specific customers and other information. The top three customers, each individually exceeding 10% of total sales, accounted for approximately 83% of the Company’s total sales for the year ended February 29, 2004. These same three customers accounted for approximately 76% of accounts receivable at February 29, 2004. The top three customers, each individually exceeding 10% of total sales, accounted for approximately 73% of the Company’s total sales for the year ended February 28, 2003. The top five customers, each individually exceeding 10% of total sales, accounted for approximately 68% of the Company’s total sales for the year ended February 28, 2002.

      Since inception, the Company has purchased a substantial portion of its automation components from YEC.

     Foreign Currency Exposure

      The Company’s purchases including those from YEC are denominated in United States dollars. At February 29, 2004, the Company did not have any foreign exchange exposure. See note 11, Subsequent Events regarding the Company’s new supply agreement with YEC.

     Accounts Receivable/Allowance for Doubtful Accounts

      Trade accounts receivable are recorded at their invoiced amounts and do not bear interest. The Company’s allowance for doubtful accounts is estimated based on past collection history and known trends with current customers. Bad debt expense is insignificant for all years presented.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Inventories, net

      Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis. Market is determined utilizing replacement cost for raw materials and net realizable value for work in progress and finished goods. Inventory is reviewed for obsolescence and excess quantities based on estimated future use of quantities on hand, which is determined based on past usage, planned changes to products and known trends in markets and technology. At February 28, 2003 and February 29, 2004, the reserve for obsolete inventory was $767 and $894, respectively. Inventories, net of the reserve for obsolete inventory, at February 28, 2003 and February 29, 2004, respectively, consist of the following:

	February 28,	February 29,
	2003	2004

Raw materials and subassemblies	$4,057	$9,059
Work in progress and finished goods	1,082	1,038

Total	$5,139	$10,097

Property and Equipment

      Property and equipment are stated at cost at date of acquisition. Assets are depreciated using the straight-line method for financial reporting purposes based on their estimated useful lives. Estimated useful lives of 5 to 15 years are used for machinery and equipment, 2 to 12 years for furniture, fixtures, and office equipment, and 5 years for vehicles. Leasehold improvements are amortized over the term of the related lease.

      Improvements and replacements of major units of property and equipment are capitalized at cost. Maintenance, repairs, and replacements of minor units of property are expensed as incurred. When property is sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in results of operations.

      Property and equipment consist of the following:

	February 28,	February 29,
	2003	2004

Machinery and equipment	$3,927	$4,181
Furniture, fixtures and office equipment	2,875	2,944
Vehicles	35	18
Leasehold improvements	8,313	8,331
Construction in progress	160	190

	15,310	15,664
Less: Accumulated depreciation and amortization	(3,471)	(5,547)

Total	$11,839	$10,117

Goodwill

      Goodwill is the result of the Company’s acquisition of the Isolation Technology Division of Huntair, Inc. in June 2000. It represents the excess of cost paid for the acquired assets less assumed liabilities. Goodwill is accounted for pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), which the Company adopted on

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

March 1, 2002. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions for SFAS 142.

      Upon the adoption of SFAS 142 on March 1, 2002, the Company had unamortized goodwill in the amount of $38,723 and determined that no impairment existed as of that transitional date. In accordance with SFAS 142, the Company performed its annual impairment test for goodwill as of February 28, 2003 and February 29, 2004. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination consists of two steps. First, the Company determines the fair value of the Company and compares it to its carrying amount. Second, if the carrying amount of the Company exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the Company’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a purchase price allocation, in accordance with SFAS 141, “Business Combinations.” The residual fair value after this allocation is the implied fair value of the goodwill.

      The Company’s assessment of fair value is based primarily on discounted cash flows, with consideration given to external market data for the semiconductor equipment manufacturing industry. The Company’s estimated discounted cash flows are based on the assumptions about future conditions such as future revenues, gross margins, operating expenses, working capital requirements, and industry trends. As of February 28, 2003 and February 29, 2004, the Company engaged a third-party valuation company to assess fair value of the Company. Based on the results of this valuation and its impairment tests, the Company does not believe its goodwill is impaired as of February 29, 2004.

      The following table discloses what the reported net loss would have been in all periods presented prior to the adoption of SFAS 142 exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized.

Year Ended
February 28,
2002

Net loss, as reported	$(14,099)
Add back amortization of goodwill	2,913

$(11,186)

Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Stock-Based Compensation

      The Company applies the intrinsic-value-based method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. SFAS 123,

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation (SFAS 123), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards:

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 29,
	2002	2003	2004

Net loss, as reported	$(14,099)	$(8,814)	$(4,467)
Total stock-based employee compensation expense determined under the fair-value-based method for all rewards, net of tax	(20)	(36)	—

Pro forma net loss	$(14,119)	$(8,850)	$(4,467)

Basic and diluted loss per share, as reported	$(2.53)	$(1.52)	$(0.69)

Basic and diluted loss per share, pro forma	$(2.53)	$(1.53)	$(0.69)

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148), which amends SFAS 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based compensation, and to require prominent disclosure about the effects on reported net income of an entity’s accounting policies decisions with respect to stock-based compensation. Certain of the disclosure modifications are required for fiscal years ending after December 31, 2002 and are included in the notes to these financial statements (see note 8).

Warranty Reserve

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 (FIN 45). This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued, including product warranties. The disclosure requirements are effective for financial statements of annual periods ending after December 31, 2002. The Company adopted the disclosure provision of FIN 45 and, accordingly, has provided a warranty accounting policy and the following tabular reconciliation of the changes in the Company’s aggregate product warranty liability for the year ended February 29, 2004.

      The Company generally provides warranties on products sold covering the amount of parts and labor cost to repair products from one to three years after the date of sale. The actual warranty costs

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

may vary from the estimated costs based on trends of losses for warranty claims filed and warranty claims estimated to be incurred but not filed.

Warranty liability, February 28, 2002	$172
Provision for claims	116
Claims paid	119

Warranty liability, February 28, 2003	169
Provision for claims	450
Claims paid	353

Warranty liability, February 29, 2004	$266

Impairment of Long-Lived Assets

      SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on March 1, 2002. The adoption of SFAS 144 did not affect the Company’s financial statements.

      In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Prior to the adoption of SFAS 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Research and Development

      Research and development costs are expensed as incurred. If research and development costs create assets that provide alternative future business uses, the Company capitalizes and amortizes such assets over future periods. For the year ended February 29, 2004 the Company capitalized $177 of development costs under a non-recurring engineering contract with a customer. Under the contract the customer agreed to purchase a specific minimum number of units (or pay the Company for units not purchased). Costs capitalized are amortized to cost of sales as the minimum number of units are sold to the customer. For the years ended February 28, 2002 and 2003, no costs were capitalized.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was insignificant for all years presented.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net Loss Per Common Share

      Basic loss per common share is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted loss per share reflects the potential dilution from the exercise or conversion of all dilutive securities into common stock based on the average market price of common shares outstanding during the period. No effect has been given to outstanding options in the diluted computation, as their effect would be antidilutive.

      The number of potentially dilutive securities excluded from computation of diluted loss per share was 200, 240, and 240 for the years ended February 28, 2002 and 2003, and February 29, 2004, respectively.

Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income (SFAS 130), established standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. There was no difference between net loss and comprehensive loss for the years ended February 28, 2002 and 2003, and February 29, 2004.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Impact of Recently Issued Accounting Standards

      In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on the Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables. If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on the Company’s financial position, results of operations or cash flows.

      In December 2003, the FASB issued a revision of FIN 46, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. FIN 46R provides guidance for determining when an entity should consolidate a variable interest entity. The interpretation is effective for periods ending after December 31, 2003. We have no contractual relationship or other business relationship with a variable interest entity, and therefore the adoption did not have an effect on our results of operations or financial position.

Reclassifications

      Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.	Acquisition of Certain Assets and Liabilities of Yaskawa Semiconductor Group

      On August 31, 2001, the Company acquired certain inventory and fixed assets and assumed certain accounts payable and accrued liabilities of Yaskawa Semiconductor Group (“YSG”), a semiconductor and robotic division of YEA. The purchase price consisted of the following:

Cash paid to YEA	$261
Common Stock issued to YEA	100
Liabilities assumed from YEA	92

Total purchase price	$453

      The acquisition of assets was consummated under the common control group of YEC for the purpose of strengthening the Company’s position as a supplier of integrated and airflow management systems for semiconductor equipment manufacturers with synergistic effects. Accordingly, the acquisition was recorded on a historical cost basis. The purchase price was negotiated by the management of the Company on the basis of the net book value of the assets and the projected future business resulting from the acquisition of the assets. Because of the related party nature of the transaction, the Company recorded the assets acquired and the liabilities assumed at the YSG historical book value, and the difference was charged against equity. The stock issued was valued at the Company’s book value. No pro forma information related to the acquisition of YSG has been provided as the Company acquired only certain assets and liabilities.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Notes Payable

      Notes payable consist of the following:

	February 28,	February 29,
	2003	2004

Unsecured demand notes under demand master promissory notes up to $14,000, due at various time through May 24, 2004, with interest rates ranging between 2.15% and 2.21%, guaranteed by YEC	$14,000	$14,000
Unsecured revolving short-term lines of credit up to $7,000 due on March 1, 2004, with an interest rate of 2.53%, guaranteed by YEC	1,200	5,500
Unsecured revolving short-term lines of credit up to $4,000 due at various times through May 17, 2004 with an interest rates ranging between 2.19% and 2.26%, guaranteed by YEC	4,000	4,000

Total	$19,200	$23,500

      As of February 29, 2004, the Company has an outstanding letter of credit in the amount of $98. This outstanding letter of credit reduces the Company’s borrowing capacity on its $7,000 line of credit by $98. Total remaining borrowing capacity under the Company’s lines of credit is $1,402 as of February 29, 2004.

      The Company expects that the maturity dates of the unsecured demand notes and revolving short-term lines of credit will be extended at current funding levels and comparable interest rates, through February 28, 2005. The unsecured revolving lines of credit require a guarantee from YEC if certain conditions, including minimum net worth requirements, are not met. Due to operating losses since its inception, the Company expects the banks will continue to require a guarantee from YEC during the year ending February 28, 2005. See note 11 Subsequent Events.

5.	Income Taxes

      The components of the income tax provision (benefit) are as follows:

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 29,
	2002	2003	2004

Current:
State	$—	$—	$—
Federal	—	—	—
Deferred:
State	—	(216)	(332)
Federal	(4,857)	(1,895)	(1,259)
Valuation allowance	4,857	3,214	2,694

	$—	$1,103	$1,103

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The reasons for the difference between the effective income tax rate and the statutory federal income tax rate are as follows:

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 29,
	2002	2003	2004

Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Taxable income treated as capital contribution	—	12.9	—
State taxes, net of federal benefit	(4.6)	(2.8)	(5.1)
Tax credits	(0.8)	(1.0)	(3.3)
Adjust deferred taxes	0	(1.8)	(2.8)
Other, net	0.5	(0.7)	(1.9)
Change in valuation allowance	38.9	41.7	79.9

Effective tax rate	—%	14.3%	32.8%

      Deferred income taxes consist of the following:

	February 28,	February 29,
	2003	2004

Current deferred income taxes:
Gross assets	$1,976	$1,794
Valuation allowance	(1,976)	(1,794)

Total current deferred income taxes	—	—
Noncurrent deferred income taxes:
Gross assets	9,526	12,293
Gross liabilities	(2,097)	(3,091)
Valuation allowance	(8,532)	(11,408)

Total noncurrent deferred income taxes	(1,103)	(2,206)

Net deferred income taxes	$(1,103)	$(2,206)

      SFAS 109 requires that the tax benefits described above be recorded as an asset to the extent that management assesses the utilization of such assets to be “more likely than not;” otherwise a valuation allowance is required to be recorded. Based on this guidance, the Company has recorded a valuation allowance of $13,202 against such deferred assets as of February 29, 2004.

      In accordance with SFAS 109, the Company provides for a deferred tax liability related to its amortization of goodwill for tax purposes and not for financial reporting purposes. Because of the indefinite life of goodwill for financial reporting purposes, this difference may not reverse within the period that the Company’s deferred tax assets will reverse. Accordingly, a $2,206 valuation allowance has been provided for net deferred tax assets that are not supportable by the deferred tax liability for goodwill.

      The net change in the valuation allowance was an increase of $3,214 and $2,694 for the years ended February 28, 2003 and February 29, 2004, respectively. At February 29, 2004, the Company had gross net operating loss carryforwards of approximately $29,100 to offset against future income for federal and state tax purposes and research and experimentation credits of $346. A provision of the Internal Revenue Code requires the utilization of net operating losses and research and development credits be limited when there is a change of more than 50% in the ownership of the

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

company. The Company’s net operating loss carryforwards and research and experimentation credits expire in years 2021 through 2024.

      Future levels of taxable income are dependent upon general economic conditions, including but not limited to, continued growth of the semiconductor equipment market, competitive pressures on net sales and gross margins, successful implementation of tax planning strategies, and other factors beyond the Company’s control. No assurance can be given that sufficient taxable income will be generated for full utilization of the net deferred tax assets.

6.	Leases

      The Company operates in a leased facility in Portland, Oregon. The Company also leases other property and office equipment used in its normal operations. The Company’s leases are classified as operating leases or capital leases in accordance with SFAS No. 13, Accounting for Leases. Future minimum lease payments as of February 29, 2004 are as follows:

	Capital Lease	Operating Lease

Fiscal year ending February:
2005	$16	$1,012
2006	15	1,023
2007	8	978
2008	5	981
2009	—	969
Thereafter	—	710

Total minimum lease obligations	$44	$5,673

Less interest	6
Total capital lease obligations	38
Less current portion	9

Capital lease obligation noncurrent	$29

      Total rent expense for operating leases totaled $1,320, $1,185, and $1,147 for the years ended February 28, 2002 and 2003, and February 29, 2004, respectively. The Company leases office space in Santa Clara, California from YEA on a month-to-month basis. See note 9 Related Party Transactions.

7.	Employee Benefit Plans

      The Company offers a defined contribution plan (the “Plan”) to its employees. The Company makes discretionary matching contributions, as determined by the board of directors, of 100% of employee contributions up to 3%. Vesting in the Company’s matching contributions is 20% per year over 5 years. The Company’s contribution was $114, $103, and $114 under the Plan for the years ended February 28, 2002 and 2003, and February 29, 2004, respectively.

8.	Stock-Based Compensation

      During the year ended February 28, 2002, the Company adopted a nonqualified stock incentive plan (the “Stock Plan”) pursuant to which the Company’s board of directors may grant stock options to employees up to 500 share of authorized but unissued common stock. Stock options can be

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

granted with an exercise price less than, equal to or greater than the stock’s fair market value at the date of the grant. All stock options have 10-year terms and vest over 4 years.

      As of February 29, 2004, there were 260 shares available for grant under the Stock Plan. There were no options granted in 2004. The per-share weighted-average fair value of stock options granted during 2003 and 2002 was $1.66 and $0.39 on the date of the grant using the minimum value method with the following weighted-average assumptions as of February 28:

	2002	2003

Expected dividend yield	—	—
Risk-free interest rate	4.82%	5.32%
Expected life of option	5 years	5 years

      The following table summarizes nonqualified stock option activity:

	Number of	Weighted Average
	Options	Exercise Price

Balance at February 28, 2001	—	$—
Granted	200	10.00
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at February 28, 2002	200	10.00
Granted	60	10.00
Exercised	—	—
Forfeited	20	10.00
Expired	—	—

Balance at February 28, 2003	240	10.00
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at February 29, 2004	240	$10.00

      As of each of February 28, 2002 and 2003, and February 29, 2004, the average exercise price of all outstanding and exercisable options was $10 per share. The number of options exercisable at February 28, 2002 and 2003, and February 29, 2004 were 83, 133, and 203, respectively. The average remaining contractual life of all options was 7.7 years at February 29, 2004.

      The Company has the right to repurchase any shares of common stock issued pursuant to its 2001 stock incentive plan at book value per share. The repurchase option lapses upon completion of a registration under the Securities and Exchange Act of 1933.

9.	Related Party Transactions

      For the years ended February 28, 2002 and 2003, and February 29, 2004, the Company purchased from YEC automation equipment for an aggregate of $2,322, $7,194, and $8,197, respectively. The payments for the year ended February 29, 2004 reflect sales incentive discounts of $1,094. Sales incentive discounts reduce cost of goods sold. There were no sales incentive discounts

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

for the years ended February 28, 2002 and 2003. The Company expects to receive sales incentive discounts of up to $0.5 million in year ending February 28, 2005, and there is no agreement for any sales incentive discounts thereafter.

      For the year ended February 29, 2004, YEC reimbursed the Company $198 for expenses incurred in connection with the inspection and testing of YEC automation equipment purchased by the Company. There were no reimbursements for inspection and testing for the years ended February 28, 2002 and 2003.

      The Company has been reimbursed by YEC for the salaries paid to engineering and operations dual status employees working to develop the YEC automation tools so they could be sold in the North American semiconductor market. For the years ended February 28, 2002 and 2003, and February 29, 2004, the Company received reimbursement payments from YEC of $306, $699, and $1,041, respectively, for salaries paid to operations and engineering dual status employees.

      The Company employs a number of YEC dual status personnel in management, engineering, and operations positions. Dual status employees are employed by the Company and by YEC at the same time. These employees receive compensation from both the Company and YEC. The supplemental compensation from YEC to dual status employees is paid by the Company and reimbursed by YEC. For the years ended February 28, 2002, 2003, and February 29, 2004, the Company was reimbursed from YEC for $579, $673, and $724, respectively, for the supplemental payments to dual status employees.

      The Company pays rent for office space leased from YEA’s branch office in Santa Clara, California. Total rent paid to YEA for the years ended February 28, 2002 and 2003 and February 29, 2004 was $300, $277, and $230, respectively.

      In the normal course of business the Company pays certain administrative, marketing and travel costs for YEC that are directly reimbursed to the Company. These reimbursements are recorded as an offset to the corresponding expense. For the years ended February 28, 2002 and 2003, and February 29, 2004, we received reimbursements from YEC for expenses paid on its behalf of $50, $127, and $152, respectively.

      For the years ended February 28, 2003 and February 29, 2004, YEC made additional capital contributions of $2,925 and $2,403, respectively. These capital contributions were recorded as additional paid in capital and no common stock was issued.

      YEC guarantees the Company’s debt obligations under its revolving lines of credit. YEA guarantees the building lease for the Company headquarters building in Portland, Oregon.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The related party transactions above had the effect of increasing (decreasing) certain line items in the Company’s statements of operations as follows:

	Fiscal Year Ended

	February 28,	February 28,	February 29,
	2002	2003	2004

Cost of sales:
Purchases	2,322	7,194	8,197
Sales incentive discounts	—	—	(1,094)
Reimbursement for inspection and testing	—	—	(198)

Total Cost of Sales	2,322	7,194	6,905

Research and development:
Reimbursement for engineering services	306	625	950
Selling, general and administrative:
Reimbursement for operating personnel	—	74	91
Total operating expenses	306	699	1,041

10. Commitments and Contingencies

      The Company is at times involved in various litigation, claims, and contingencies arising out of the normal course of business. Management believes the ultimate liability, if any, arising from such litigation, claims, or contingencies is not likely to have a material effect on the financial position, results of operations, and cash flows of the Company.

11.	Subsequent Events

      On March 1, 2004, the Company entered into a $2.5 million revolving uncommitted secured credit facility expiring on February 28, 2005. The credit facility is secured by accounts receivable and inventory.

      As of April 1, 2004 the Company signed a supply agreement with YEC under which the Company, for orders placed after the agreement date, will share the exchange rate risk. The agreement states that the Company and YEC will share equally in the exchange rate differential from the shipment date until the payment date, based on a comparison of the exchange rate at the time of shipment and the average exchange rate the month before payment. The Company may in the future seek to hedge this exchange rate exposure.

      On April 5, 2004, the Company’s board of directors approved an increase in the number of shares of common stock reserved for issuance under its 2001 stock incentive plan to 1,000 shares.

      On April 5, 2004, the Company’s board of directors approved an increase in the number of authorized shares of the Company’s common stock from 10,000 shares to 100,000 shares and authorized 10,000 shares of preferred stock.

      The Company expects to file a registration statement with respect to an initial public offering (IPO) in April 2004. If the IPO is completed, the Company expects to use the proceeds of the offering for working capital and other general corporate purposes and to pay off the entire balance of its notes payable under its lines of credit, which are expected to be terminated after the offering.

SYNETICS SOLUTIONS INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

12.	Segment Information

      The Company operates in one segment and is engaged in the development, design, and manufacturing of integrated automation and airflow management solutions for semiconductor equipment manufacturers. The Company’s customers are primarily located in the United States.

      The Company’s top three customers, each individually exceeding 10% of total sales, accounted for approximately 83% of the Company’s total sales for the year ended February 29, 2004.

      Those customers, and each of their percentages of the Company’s total sales, were:

Applied Materials, Inc.	58.6%
Axcelis Technologies, Inc.	13.1%
Novellus Systems, Inc.	11.3%

(Inside back cover copy)

      We support our customer base from our 170,000 sq. ft. headquarters in Portland, Oregon, which we have occupied since January 2001. The Portland facility is our primary development center and manufacturing facility.

      [Three photographs of headquarters building and wafer fabrication facilities]

                             Shares

Common Stock

PROSPECTUS

Adams, Harkness & Hill, Inc.

Nomura Securities International, Inc.

Wells Fargo Securities, LLC

                                    , 2004

Until                     , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the estimated underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee		$10,136
NASD filing fee		8,500
Nasdaq National Market listing fee		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Director’s and officer’s insurance		*
Printing and mailing expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

      Article V of the Company’s Amended and Restated Articles of Incorporation indemnifies directors and officers to the fullest extent permitted by law. The effects of Article V may be summarized as follows:

(a) The Article grants a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Registrant) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, provided the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant, and had reasonable cause to believe his conduct was unlawful.

(b) The Article grants a right of indemnification in respect of any action or suit by or in the right of the Registrant against the expenses (including attorneys’ fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no right of indemnification will be granted regarding any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct unless permitted by a court.

(c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right. Persons who have not been wholly successful on the merits are not necessarily precluded from being reimbursed by the Registrant for their expenses so long as (i) the Board of Directors, by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, determines that their conduct has met the standards required for indemnification set out in the Oregon statutes; (ii) independent legal counsel renders written advice that in their opinion such person has met the standards for indemnification; (iii) the stockholders determine that the person has met the standards for indemnification; or (iv) the court in which the action, suit or proceeding was pending determines that indemnification is proper.

(d) The Registrant may pay expenses incurred in defending an action, suit or proceeding in advance of the final disposition thereof upon receipt of a satisfactory undertaking to repay in the event indemnification is not authorized.

(e) The above paragraphs summarize the indemnification expressly authorized by the Oregon Business Corporation Act (the “Act”). Article V provides for indemnification to the fullest extent permitted by law, which is intended to provide indemnification broader than that expressly authorized by the Act. It is unclear to what extent Oregon law permits such broader indemnification. The limits of lawful indemnification may ultimately be determined by the courts.

      The Registrant has directors’ and officers’ insurance coverage which insures directors and officers of the Registrant against certain liabilities.

      The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      The following is a summary of transactions by the Registrant since May 17, 2000 (the date the Registrant was incorporated), involving sales of the Registrant’s securities that were not registered under the Securities Act within the past three years.

      On August 31, 2001, the Registrant issued a total of 402,590 shares of common stock to Yaskawa Electric America, Inc. (“YEA”) as consideration for acquisition of substantially all the assets of the Yaskawa Semiconductor Group from YEA. The Registrant relied on Section 4(2) of the Securities Act for this transaction.

      On February 20, 2003, the Registrant issued a total of 707,200 shares of common stock to the Registrant’s three existing shareholders. The sales were made at a price of $7.07 per share, for a total purchase price of $5,000,000 in exchange for $4.7 million in cash and forgiveness of a $300,000 note. The Registrant relied on Section 4(2) of the Securities Act for these sales.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. The following exhibits are filed herewith:

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement
3.1#	Registrant’s 2004 Amended and Restated Articles of Incorporation
3.2#	Registrant’s 2004 Amended and Restated Bylaws
4.1*	Form of Common Stock Certificate
4.2	Shareholder Agreement dated as of June 12, 2000 by and among the Registrant, Yaskawa Electric Corporation and Huntair, Inc.
5.1*	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent
10.1#	Registrant’s 2001 Stock Incentive Plan
10.2#	Master Promissory Note ($9,000,000) dated June 15, 2001 payable to the order of The Dai-Ichi Kangyo Bank, Ltd.

Exhibit
No.	Description

10.3#	Master Promissory Note ($5,000,000) dated November 28, 2001 payable to the order of The Dai-Ichi Kangyo Bank, Ltd.
10.4#	Uncommitted and Revolving Credit Line Agreement dated as of May 10, 2002 between Sumitomo Mitsui Banking Corporation and the Registrant
10.5#	Uncommitted Loan Agreement dated as of June 1, 2003 between The Bank of Tokyo-Mitsubishi, Ltd. and the Registrant
10.6#	Uncommitted and Revolving Credit Line Agreement dated as of March 1, 2004 between Sumitomo Mitsui Banking Corporation and the Registrant
10.7#	Multi-Tenant Industrial Triple Net Lease dated July 20, 2000, as amended December 19, 2000, by and between Catellus Development Corporation and the Registrant
10.8#	Multi-Tenant Industrial Triple Net Lease dated December 15, 2000 by and between Catellus Development Corporation and the Registrant
10.9#	Sales Agreement with Yaskawa Electric Corporation
10.10	Reimbursement and Indemnification Agreement dated July 14, 2000 between Yaskawa Electric America, Inc. and the Registrant
23.1	Consent of KPMG LLP, an Independent Registered Public Accounting Firm
23.2*	Consent of Stoel Rives LLP (included in Exhibit 5.1)
23.3#	Consent of Director Nominee Merrill A. McPeak
23.4#	Consent of Director Nominee Raymond A. Link
24.1#	Power of Attorney (See page II-6 of the Registration Statement filed April 30, 2004)

#	previously filed

*	to be filed by amendment

      (b) Financial Statement Schedules. The following schedule required to be filed by Item 16(b) is contained on page S-1 of this registration statement. All other schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statement or related notes.

Schedule II —	Valuation and Qualifying Accounts for each of the three years in the period ended February 29, 2004

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon, on this 2nd day of June 2004.

SYNETICS SOLUTIONS INC.

By:	/s/ JAMES W. CRUCKSHANK

Name: James W. Cruckshank
Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature		Title	Date

/s/ GREGORY A. MARVELL Gregory A. Marvell		Chief Executive Officer, President and Director (Principal Executive Officer)	June 2, 2004

/s/ JAMES W. CRUCKSHANK James W. Cruckshank		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 2, 2004

/s/ KOKI NAKAMURA* Koki Nakamura		Chairman of the Board of Directors	June 2, 2004

/s/ DAVID E. BENSON* David E. Benson		Director	June 2, 2004

/s/ YOSHIKATSU MINAMI* Yoshikatsu Minami		Director	June 2, 2004

/s/ OSAMU MOTOMATSU* Osamu Motomatsu		Director	June 2, 2004

*By	/s/ JAMES W. CRUCKSHANK James W. Cruckshank Attorney-in-fact

SCHEDULE II

SYNETICS SOLUTIONS INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at	Charged to		Balance
	Beginning of	Costs and		at End
Description	Period	Expenses	Deductions	of Period

Year ended February 29, 2004:
Allowance for doubtful accounts	$44	$80	$(10)	$114
Reserve for excess and obsolete inventories	767	41	(28)	780

Year ended February 28, 2003:
Allowance for doubtful accounts	51	26	(33)	44
Reserve for excess and obsolete inventories	732	180	(145)	767

Year ended February 28, 2002:
Allowance for doubtful accounts	106	43	(98)	51
Reserve for excess and obsolete inventories	60	672	—	732

      All other financial statement schedules have been omitted because the information required to be set forth herein is not applicable or is shown either in the financial statements or the notes thereto.

S-1

EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1#	Registrant’s 2004 Amended and Restated Articles of Incorporation
3	.2#	Registrant’s 2004 Amended and Restated Bylaws
4	.1*	Form of Common Stock Certificate
4.2		Shareholder Agreement dated as of June 12, 2000 by and among the Registrant, Yaskawa Electric Corporation and Huntair, Inc.
5	.1*	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent
10	.1#	Registrant’s 2001 Stock Incentive Plan
10	.2#	Master Promissory Note ($9,000,000) dated June 15, 2001 payable to the order of The Dai-Ichi Kangyo Bank, Ltd.
10	.3#	Master Promissory Note ($5,000,000) dated November 28, 2001 payable to the order of The Dai-Ichi Kangyo Bank, Ltd.
10	.4#	Uncommitted and Revolving Credit Line Agreement dated as of May 10, 2002 between Sumitomo Mitsui Banking Corporation and the Registrant
10	.5#	Uncommitted Loan Agreement dated as of June 1, 2003 between The Bank of Tokyo-Mitsubishi, Ltd. and the Registrant
10	.6#	Uncommitted and Revolving Credit Line Agreement dated as of March 1, 2004 between Sumitomo Mitsui Banking Corporation and the Registrant
10	.7#	Multi-Tenant Industrial Triple Net Lease dated July 20, 2000, as amended December 19, 2000, by and between Catellus Development Corporation and the Registrant
10	.8#	Multi-Tenant Industrial Triple Net Lease dated December 15, 2000 by and between Catellus Development Corporation and the Registrant
10	.9#	Sales Agreement with Yaskawa Electric Corporation
10.10		Reimbursement and Indemnification Agreement dated July 14, 2000 between Yaskawa Electric America, Inc. and the Registrant
23.1		Consent of KPMG LLP, an Independent Registered Public Accounting Firm
23	.2*	Consent of Stoel Rives LLP (included in Exhibit 5.1)
23	.3#	Consent of Director Nominee Merrill A. McPeak
23	.4#	Consent of Director Nominee Raymond A. Link
24	.1#	Power of Attorney (See page II-6 of the Registration Statement filed April 30, 2004)

#	previously filed

*	to be filed by amendment